SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ended September 30, 2005

Commission file Number: 1-15154

ALLIANZ AKTIENGESELLSCHAFT

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Interim Report Third Quarter and First Nine Months of 2005 Allianz Group

Contents

1	Allianz Group Selected Consolidated Financial Data

Allianz AG Ratings at September 30, 2005

2	Group Management Report

3	Executive Summary

13	Property-Casualty Insurance Operations

17	Life/Health Insurance Operations

21	Banking Operations

25	Asset Management Operations

29	Outlook

30	Consolidated Financial Statements for the Third Quarter and First Nine Months of 2005

35	Notes to the Consolidated Financial Statements

Allianz Group Selected Consolidated Financial Data

	Sep 30, 2005 € mn	Dec 31, 2004 € mn	Change in %
BALANCE SHEET
Investments	276,177	248,327	11.2
Loans and advances to banks and customers	343,227	377,223	(9.0)
Total assets	989,198	990,318	(0.1)
Shareholders’ equity	48,588	37,691	28.9
Reserves for insurance and investment contracts	356,489	326,380	9.2
Liabilities to banks and customers	307,905	348,484	(11.6)

			3Q 2005	3Q 2004	Change		9M 2005	9M 2004	Change
INCOME STATEMENT
Total revenues	€	mn	23,775	23,136	2.8%		75,733	72,592	4.3%
Operating profit	€	mn	1,723	1,869	(7.8)%		5,917	5,091	16.2%
Earnings from ordinary activities before taxes	€	mn	1,658	1,189	39.4%		6,069	4,094	48.2%
Net income	€	mn	794	468	69.7%		3,508	1,970	78.1%

RETURNS
Return on equity after taxes		%	—	—	—		7.2	5.4	1.8	pts
Return on equity before goodwill amortization		%	—	—	—		7.2	7.9	(0.7	)pts

SEGMENTS
Property-Casualty
Loss ratio		%	72.9	66.4	6.5	pts	68.2	68.2	0.0	pts
Expense ratio		%	24.1	24.5	(0.4	)pts	24.8	25.0	(0.2	)pts
Combined ratio		%	97.0	90.9	6.1	pts	93.0	93.2	(0.2	)pts

Life/Health
Statutory expense ratio		%	8.5	10.1	(1.6	)pts	7.7	9.6	(1.9	)pts

Banking (Dresdner Bank)
Cost-income ratio		%	93.1	87.7	5.4	pts	85.8	83.1	2.7	pts
Loan loss provisions	€	mn	130	(54)	184		84	(271)	355
Tier I capital ratio (core capital) at September 30%			—	—	—		10.9	6.7	—	1)

Asset Management (Allianz Global Investors)
Cost-income ratio		%	57.7	62.0	(4.3	)pts	59.2	65.4	(6.2	)pts
Third-party assets under management at September 30	€	bn	—	—	—		711	592	20.1%

SHARE INFORMATION
Basic earnings per share	€		2.03	1.28	58.6%		9.11	5.37	69.6%
Diluted earnings per share	€		2.02	1.27	59.1%		9.06	5.35	69.3%
Share price at September 30	€		—	—	—		112.30	81.10	38.5%
Market capitalization at September 302)	€	bn	—	—	—		45.5	29.8	52.7%

1)	Calculation of the Tier 1 capital ratio at September 30, 2005, is based on IFRS methodology, whereas calculation at September 30, 2004 is based on German Accounting principles (Handelsgesetzbuch or HGB). Therefore, values are not comparable and presentation of the change is not meaningful.
2)	Excluding treasury shares.

Allianz AG Ratings at September 30, 2005

	Standard & Poor’s	Moody’s	A.M. Best
Insurer financial strength Outlook	AA–Stable	Aa3 Stable	A+ Stable
Counterparty credit Outlook	AA–Stable	not applicable	aa–Stable
Senior unsecured debt Outlook	AA–	Aa3 Stable	aa–Stable
Subordinated debt Outlook	A	A2 Stable	a+/a*) Stable
Commercial paper (short term)	A-1+	P-1 Stable	not rated

*)	Ratings vary on the basis of maturity period and terms.

The following discussion is based on our consolidated financial statements and should be read in conjunction with those statements. We evaluate the results of our Property-Casualty, Life/Health insurance, Banking and Asset Management segments using a financial performance measure we refer to herein as “operating profit”. We define our segment operating profit as earnings from ordinary activities before taxation, excluding, as applicable for each respective segment, either all or some of the following items: net capital gains and impairments on investments, net trading income, intra-Allianz Group dividends and profit transfer, interest expense on external debt, restructuring charges, other non-operating income/(expense), acquisition-related expenses and amortization of goodwill.

While these excluded items are significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of operating results enhances the understanding and comparability of the performance of our operating segments by highlighting net income attributable to ongoing segment operations and the underlying profitability of our businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments on investment securities, as these are largely dependent on market cycles or issuer specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Operating profit is not a substitute for earnings from ordinary activities before taxation or net income as determined in accordance with IFRS. Our definition of operating profit may differ from similar measures used by other companies, and may change over time. For further information on operating profit, as well as the particular reconciling items between operating profit and net income, see Note 3 to the consolidated financial statements.

In the following discussion, we analyze the Allianz Group’s consolidated results of operations for the three and nine months ended September 30, 2005 as compared to September 30, 2004, respectively, using operating profit and net income as the relevant performance measures, as permitted under IFRS and as presented in our German Annual Report for the year 2004.

We further believe that an understanding of our revenue performance is enhanced when the effects of foreign currency translations and acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, “internal growth”, which excludes the effects from foreign currency translation and changes in scope of consolidation, is also provided.

The following tables set forth the reconciliation of nominal revenue growth to internal revenue growth for each of our segments and the Allianz Group as a whole for the three and nine months ended September 30, 2005, as compared to September 30, 2004, respectively.

Composition of total revenue growth for the three months ended September 30, 2005, compared to three months ended September 30, 2004*)

Segment	Nominal Growth %	Changes in scope of consolidation %	Foreign currency translation %	Internal Growth %
Property-Casualty	0.4	(2.8)	0.6	2.6
Life/Health	2.5	0.4	0.6	1.5
Banking	1.0	0.0	(0.2)	1.2
thereof:
Dresdner Bank	0.0	0.0	(0.3)	0.3
Asset Management	25.5	1.8	0.2	23.5
thereof: Allianz
Global Investors	25.1	0.0	0.5	24.6

Total Group	2.8	(0.5)	0.5	2.8

*)	Before the elimination of transactions between Allianz Group companies in different segments.

Composition of total revenue growth for the nine months ended September 30, 2005, compared to nine months ended September 30, 2004*)

Segment	Nominal Growth %	Changes in scope of consolidation %	Foreign currency translation %	Internal Growth %
Property-Casualty	(0.6)	(2.5)	0.0	1.9
Life/Health	9.4	0.1	(0.4)	9.7
Banking	(6.8)	0.0	(0.3)	(6.5)
thereof:
Dresdner Bank	(7.6)	0.0	(0.4)	(7.2)
Asset Management	16.2	1.5	(2.3)	17.0
thereof: Allianz
Global Investors	15.0	0.0	(2.3)	17.3

Total Group	4.3	(0.7)	(0.2)	5.2

*)	Before the elimination of transactions between Allianz Group companies in different segments.

Executive Summary

Continued profitable growth.

_	Life and Asset Management continued to enjoy considerable growth.

_	Growth continues to be accompanied by margin improvements across all segments.

_	Strong increase in our net income, driven by operating profit.

_	Our shareholders’ equity increased by 28.9% over the last nine months.

1)	Compounded annual growth rate (or “CAGR”). CAGR is defined as the year-over-year growth rate over a multiple-year period.
2)	Comprises net income in 1Q, 2Q and 3Q of € (882) million, € 1,066 million and € 664 million, respectively, as well as goodwill amortization (net of tax) of € 853 million for the nine months ended September 30, 2003.
3)	Net income contained goodwill amortization (net of tax).

Allianz Group’s Consolidated Results of Operations

Revenues

Led by our Life/Health and Asset Management operations, our total revenues in 3Q and for the first nine months of 2005 increased by 2.8% to € 23.8 billion and 4.3% to € 75.7 billion, respectively, compared to the corresponding prior year periods. Internal growth, which excludes the effects from foreign currency translation and changes in scope of consolidation, was 2.8% in 3Q (first nine months of 2005: 5.2%).

Property-Casualty With the focus on maintaining and strengthening operating profitability, our gross premiums written were successful in achieving internal growth of 2.6% in 3Q despite selective underwriting and increasing pricing pressure in some markets. For the first nine months of 2005, internal growth reached 1.9%. Gross premiums written amounted to € 10.5 billion and € 34.4 billion in 3Q and for the first nine months of 2005, respectively.

Life/Health Our Life/Health segment’s statutory premiums increased by 2.5% to € 11.1 billion in 3Q from continued strong growth in our core European markets, particularly in Italy, France and Germany, where growth rates of greater than 10% were achieved. Statutory premiums at Allianz Life of North America (or “Allianz Life”) declined in 3Q, as expected, due to a very successful, albeit limited, sales promotion which caused an extraordinary surge in statutory premiums in the third quarter of last year. Despite the extraordinary surge in statutory premiums at Allianz Life in 3Q 2004, for the first nine months of 2005, statutory premiums at Allianz Life were above that of 2004 for the same period, and together with growth rates exceeding 10% in our core European markets, helped excel statutory premiums to € 34.9 billion, a market increase of 9.4% over the prior year period. Internal growth of statutory premiums in 3Q and fort he first nine months of 2005 amounted to 1.5% and 9.7%, respectively, compared to the corresponding prior year periods. Overall, the increase in statutory premiums stemmed principally from investment-oriented products.

Banking In 3Q, operating revenues were stabilized at € 1.5 billion. Offsetting the strong development within our strategic divisions at Dresdner Bank was the close of our Institutional Restructuring Unit (or “IRU”) after the division’s completion of the sale of its non-strategic portfolios, as well as negative impacts from IAS 39. Operating revenues for the first nine months of 2005 decreased by 6.8% to € 4.6 billion. In addition to the reductions of our non-strategic IRU portfolios, this decline was principally driven by the challenging capital market conditions in April and May, as with some of the other investment banks, negatively affecting our net trading income at Dresdner Kleinwort Wasserstein (or “DrKW”).

Asset Management Our Asset Management segment achieved strong net inflows of third-party assets of € 48 billion in the first nine months of 2005, particularly to our fixed income business in the United States and Germany. Total third-party assets at September 30, 2005, amounted to € 711 billion, an increase of 21.5% from December 31, 2004. These positive developments led to significant operating revenue growth of 25.5% in 3Q compared to the prior year period (first nine months of 2005: 16.2%). Internal growth of our operating revenues was comparable at 23.5% for 3Q (first nine months of 2005: 17.0%).

Operating Profit

For the first nine months of 2005, our operating profit increased by 16.2% over the prior year period to € 5.9 billion, thereby demonstrating our further commitment to continued operational discipline. In 3Q, whereas operating profit across all other segments improved strongly, operating profit of our Property-Casualty operations was negatively impacted by various natural catastrophes, which significantly affected the insurance and reinsurance markets as a whole. Our losses, net of reinsurance, from theses natural catastrophes approximated € 753 million. As a result of these developments, overall, our operating profit amounted to € 1.7 billion in 3Q, a decrease of 7.8% compared to 3Q 2004.

Property-Casualty Consistent with a large number of other insurance and reinsurance companies, our combined ratio in 3Q was negatively affected by various natural catastrophes, including hurricanes “Katrina” and “Rita” in the United States, and floods in Central Europe. Despite the positive claims development experienced by our German property-casualty operations, namely by “Sachgruppe Deutschland” and by our Credit Insurance speciality line, the combined effects of losses, net of reinsurance, from natural catastrophes in the United States (€ 620 million) and Central Europe (€ 58 million), caused our loss ratio to deteriorate by 6.5 percentage points compared to 3Q 2004 to 72.9%, contributing to a combined ratio of 97.0% in 3Q, a 6.1 percentage point deterioration compared to 3Q 2004. However, notwithstanding this development, our combined ratio for the first nine months of 2005 improved by 20 basis points over the prior year period to 93.0%, largely due to positive claims development in Germany, excluding the worldwide natural catastrophes, as well as continued adherence to our disciplined underwriting and pricing practices, thereby maintaining progress towards achieving our combined ratio target for fiscal year 2005. Commensurate with these developments, in 3Q, operating profit decreased by 38.8% to € 696 million, whereas operating profit for the first nine months of 2005 increased by 6.6% to € 3.1 billion, compared to the corresponding prior year period.

Life/Health In 3Q, operating profit reached € 478 million, a significant strengthening of 26.5% over the prior year period. A decline within our net acquisition costs and administrative expenses of € 128 million, as well as growth within our current income from investments and net trading income of € 167 million and € 94 million, respectively, contributed in large part to our improved operating profit. Net acquisition costs and administrative expenses decreased predominantly due to a decline in costs at Allianz Life due to the novation of a reinsurance contract in 3Q 2004 as well as sales promotion measures in the prior year period, helping to drive down our statutory expense ratio by 1.6 percentage points to 8.5% in 3Q. Current investment income and net trading income were principally driven by significant inflows of funds brought about by new business underwritten at Allianz Life and Allianz Leben in the prior quarters, and changes in fair values of freestanding derivatives in connection with equity-indexed annuities sold by Allianz Life, respectively. For the first nine months of 2005, operating profit also benefited from increased business volume as well as our improved statutory expense ratio and rose significantly by 22.4% over the prior year period to € 1.3 billion. After consecutively increasing operating profit levels in 2005, we are well on track to achieving our 2005 target.

Banking In 3Q, operating profit increased by 83.8% over the prior year period to € 250 million. This development was principally due to a substantial decline of net loan loss provisions, resulting in a net release of € 129 million (3Q 2004: net charge of € 54 million), driven predominantly by the planned reductions in our non-strategic portfolios within our IRU division, which closed in 3Q ahead of plan. Partially offsetting was an increase of administrative expenses by 6.3% primarily attributable to increased performance linked compensation at DrKW, following the division’s strong operating revenues in 3Q. For the first nine months of 2005, we achieved an operating profit of € 759 million, an increase of 33.9% over the prior year period, despite the decline in operating revenues. In addition to a net release of loan loss provisions of € 88 million (9M 2004: net charge of € 271 million), operating profit growth stemmed from reduced administrative expenses on a year-to-date basis, including a positive one-off effect from releases of provisions for employment anniversary payments at Dresdner Bank in 2Q.

Asset Management We succeeded in reducing our cost-income ratio for the third consecutive quarter to 57.8% in 3Q, a marked improvement of 3.7 percentage points over the prior year period. This was due in large part to strict cost management resulting in an under-proportionate increase in operating expenses compared to that of our operating revenues. These positive developments led to an operating profit of € 299 million in 3Q, a 37.8% growth over 3Q 2004, the third consecutive quarter of greater than 20% growth. For the first nine months of 2005, operating profit increased by 35.8% over the prior year period to € 785 million. These achievements demonstrate our strong market position and attest to our superior performance as more than 85% of the third-party assets we manage outperformed their respective benchmarks in the first nine months of 2005.

Net Income

The continued strengthening of our earnings was also reflected in our consolidated net income, which increased by 69.7% to € 794 million, compared with the prior year period (first nine months of 2005: 78.1% increase to € 3.5 billion), inclusive of the positive impact brought about by the discontinuance of amortization of goodwill due to a change in accounting under IFRS (3Q 2004: € 297 million and first nine months of 2004: € 885 million), as well as the retrospective application of new accounting standards further discussed below. Net capital gains and impairments, inclusive non-operating net trading income, after policyholders’ participation, increased by € 247 million to € 371 million in 3Q over the prior year period. This increase was mainly attributable to significantly decreased net impairments compared to the prior year period. Whereas, no significant restructuring charges occured both in 3Q 2005 and 3Q 2004, our net income for the first nine months benefited from a decline of 36.1% in restructuring charges to € 85 million due primarily to the absence of significant restructuring charges at Dresdner Bank. Due to the changes in fair value of derivatives associated with our “All-in-one” capital market transactions, a pre-tax charge to earnings of € 52 million was incurred in 3Q. However, economically, these negative fair value changes are compensated by the increased market prices of respective shares of DAX companies we own, albeit the development of these available-for-sale securities is reflected in unrealized gains and losses within shareholders’ equity, and not net income. These developments resulted in earnings from ordinary activities before taxes and minorities of € 1.7 billion in 3Q, a significant improvement of 39.4% over the prior year period, including the discontinuance of goodwill amortization (3Q 2004: € 297 million). For the first nine months of 2005, earnings from ordinary activities rose by 48.2% to € 6.1 billion over the first nine months of 2004, which included goodwill amortization of 885 million. Our consolidated tax expense increased by 6.6% to € 530 million in 3Q compared to the prior year period, representing an overall effective income tax rate of 31.4% in 3Q (3Q 2004: 41.5%). Our effective tax rate benefited from tax free income at various operating entities including Allianz Leben, as well as the write-down of deferred tax assets at Allianz Life Insurance Company in Korea in 3Q 2004. Taxes for the first nine months of 2005 amounted to € 1.5 billion, an increase of 24.3% over the prior year period, representing an overall effective tax rate of 25.0% (first nine months of 2004: 29.8%). Minority interests in earnings increased by 49.1% to € 334 million in 3Q compared to the prior year period primarily due to increased earnings at our Italian and French Life/Health operating entities (first nine months of 2005: increase by 15.4% to € 1.0 billion).

Earnings per Share

in €

*)	See Note 33 to our consolidated financial statements for further details regarding the dilutive effect.

Effects of recently adopted accounting pronouncements on 2005 and 2004 net income*)

Effects on 2005 net income	Three months ended June 30, 2005	Six months ended June 30, 2005	Three months ended March 31, 2005
	€ mn	€ mn	€ mn
Net income, previously reported	1,395	2,579	1,184
IAS 39 (revised): Impairment policy	14	157	143
IFRS 3: Accounting for business combinations	(11)	(8)	3
IFRS 4: Discretionary participation features	(8)	(8)	—
IAS 39 (revised): Fair value option - liabilities	—	(6)	(6)

Net income, after retrospective application of new accounting standards	1,390	2,714	1,324

Effects on 2004 net income	Three months ended September 30, 2004	Nine months ended September 30, 2004	Three months ended June 30, 2004	Six months ended June 30, 2004	Three months ended March 31, 2004
	€ mn	€ mn	€ mn	€ mn	€ mn
Net income under IFRS regime effective through December 31, 2004	539	1,828	614	1,289	675
IFRS 2: Share-based compensation	(19)	(72)	(19)	(53)	(34)
IAS 39 (revised): Reversal of impairments	(4)	(56)	(23)	(52)	(29)
IAS 39 (revised): Fair value option – assets	1	6	–	5	5
IAS 39 (revised): Impairment policy	(47)	267	75	314	239
IFRS 4: Discretionary participation features	—	(1)	(1)	(1)	—
IAS 39 (revised): Fair value option – liabilities	(2)	(2)	3	—	(3)

Net income under IFRS regime effective January 1, 2005	468	1,970	649	1,502	853

*)	See Note 2 to our consolidated financial statements for further details.

The following table sets forth the total revenues, operating profit and IFRS net income for each of our business segments for the three and nine months ended September 30, 2005, and September 30, 2004, respectively, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty		Life/Health		Banking		Asset Management		Consolidation adjustments		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Three months ended September 30
Total revenues*)	10,472	10,432	11,116	10,841	1,542	1,527	708	564	(63)	(228)	23,775	23,136
Operating profit	696	1,138	478	378	250	136	299	217	—	—	1,723	1,869

Earnings from ordinary activities before taxes	866	952	663	382	223	13	86	(53)	(180)	(105)	1,658	1,189
Taxes	(277)	(452)	(147)	(186)	(74)	134	(34)	9	2	(2)	(530)	(497)
Minority interests in earnings	(181)	(132)	(140)	(71)	(26)	(22)	(12)	(13)	25	14	(334)	(224)

Net income (loss)	408	368	376	125	123	125	40	(57)	(153)	(93)	794	468

Nine months ended September 30
Total revenues*)	34,439	34,646	34,942	31,946	4,611	4,948	1,933	1,664	(192)	(612)	75,733	72,592
Operating profit	3,090	2,898	1,283	1,048	759	567	785	578	—	—	5,917	5,091

Earnings from ordinary activities before taxes	4,382	4,174	1,784	1,311	1,341	224	229	(264)	(1,667)	(1,351)	6,069	4,094
Taxes	(909)	(1,069)	(282)	(442)	(308)	225	(51)	42	9	4	(1,541)	(1,240)
Minority interests in earnings	(724)	(725)	(394)	(283)	(77)	(104)	(34)	(40)	209	268	(1,020)	(884)

Net income (loss)	2,749	2,380	1,108	586	956	345	144	(262)	(1,449)	(1,079)	3,508	1,970

*)	Total revenues comprise property-casualty segment’s gross premiums written, life/health segment’s statutory premiums, banking segment’s operating revenues, and asset management segment’s operating revenues.

Allianz Group’s Consolidated Assets, Liabilities and Shareholders’ Equity

In the nine months ended September 30, 2005, our shareholders’ equity increased by 28.9% to € 48.6 billion at September 30, 2005 (December 31, 2004: € 37.7 billion), further strengthening our capital base. This increase resulted primarily from our strong net income for the nine months ended September 30, 2005, growth in unrealized gains on investments stemming from favorable equity market conditions and lower interest rates in Europe and reduced negative foreign currency translation effects from the strengthening of the U.S. dollar against the Euro. Additionally, the sale of treasury shares (€ 1.6 billion) in connection with our “All-in-One” capital market transaction in January and February 2005 and the issuance of warrants on Allianz AG shares, of which 9 million were exercised in 3Q 2005 generating consideration of € 828 million, increased our shareholders’ equity, respectively.

In connection with the purchase of the remaining Riunione Adriatica di Sicurtà S.p.A. minority interest in 3Q 2005 our shareholders’ equity also increased by € 1.1 billion through the issuance of shares out of authorized capital without pre-emptive rights. See “– Allianz-RAS Merger/European Company (SE)” for further information on the merger of Reunione Adriatica di Sicurtà S.p.A. into Allianz AG.

Shareholders’ Equity

in € mn

1)	Restated as a result of the implementation of new accounting standards; see Note 2 to the consolidated financial statements within (this interim report and) our 1Q 2005 report.
2)	Effective January 1, 2005, and as a result of IAS 1 (revised), minority interests in shareholders’ equity was reclassified into shareholders’ equity.
3)	Consists of the following developments (in € mn): foreign currency translation + 1,428; treasury shares + 1,640; net income + 3,508; shareholders’ dividend – 674; miscellaneous – 365.

In the nine months ended September 30, 2005, total assets and liabilities decreased by € 1.1 billion (0.1%) and € 12.0 billion (1.3%), respectively, from December 31, 2004. Increases were primarily experienced within cash and cash equivalents, investments, and reserves for insurance and investment contracts, where balances rose by € 8.5 billion (54.2%), € 27.9 billion (11.2%) and € 30.1 billion (9.2%), respectively. The growth in reserves for insurance and investment contracts was driven predominantly by aggregate policy reserves at € 14.0 billion (6.1%) and reserves for premium refunds at € 7.5 billion (35.3%). These increases were offset by declines predominantly in loans and advances to banks of € 31.5 billion (17.3%) as well as liabilities to banks of € 43.3 billion (22.7%), primarily reflecting reduced volumes of repurchase and reverse repurchase operations at Dresdner Bank. Additionally, investments in associated enterprises and joint ventures also declined by € 2.3 billion (39.7%). See “– Group Asset Allocation” for, among others, further information on our investments and investments in associated enterprises and joint ventures.

The following table presents the Allianz Group’s consolidated balance sheets as of September 30, 2005, and December 31, 2004, and the respective changes:*)

ASSETS	September 30, 2005 € mn	December 31, 2004 € mn	Change in %	SHAREHOLDERS’ EQUITY AND LIABILITIES	September 30, 2005 € mn	December 31, 2004 € mn	Change in %
Intangible assets	15,465	15,147	2.1	Shareholders’ equity	48,588	37,691	28.9
Investments in associated enterprises and joint ventures	3,470	5,757	(39.7)	Participation certificates and subordinated liabilities	14,547	13,230	10.0
Investments	276,177	248,327	11.2	Reserves for insurance and investment contracts	356,489	326,380	9.2
Loans and advances to banks	150,048	181,543	(17.3)	Liabilities to banks	147,998	191,347	(22.7)
Loans and advances to customers	193,179	195,680	(1.3)	Liabilities to customers	159,907	157,137	1.8
Financial assets carried at fair value through income	235,097	240,574	(2.3)	Certificated liabilities	58,645	57,752	1.5
Cash and cash equivalents	24,093	15,628	54.2	Financial liabilities carried at fair value through income	141,085	145,137	(2.8)
Amounts ceded to reinsurers from reserves for insurance and investment contracts	23,533	22,310	5.5	Other accrued liabilities	13,797	13,984	(1.3)
Deferred tax assets	15,242	14,139	7.8	Other liabilities	29,154	31,271	(6.8)
Other assets	52,894	51,213	3.3	Deferred tax liabilities	15,544	14,350	8.3
				Deferred income	3,444	2,039	68.9

Total assets	989,198	990,318	(0.1)	Total shareholders’ equity and liabilities	989,198	990,318	(0.1)

*)	Beginning January 1, 2005, under IFRS, various existing accounting standards changed and additional new accounting standards became effective, both of which impacted the Allianz Group’s consolidated financial statements prospectively, and to a certain extent, retrospectively, requiring restatement. For further information concerning the impact of these accounting standards, see Note 2 to the consolidated financial statements.

Group Asset Allocation

Of the total group’s own investments, the majority are invested in fixed income securities and, to a lesser extent, equities. We limit our fixed income investment risk by setting high requirements on the creditworthiness of our debtors and by spreading the risk. At September 30, 2005, approximately 94% of the fixed income investments of the insurance companies of the Allianz Group have an investment grade rating. More than 88% are distributed over obligors that have been assigned at least an “A” rating by Standard & Poor’s.

At September 30, 2005, group’s own investments amounted to € 471.2 billion, an increase of 5.9% compared to December 31, 2004. This increase was predominantly due to higher balances at our fixed income and equity available-for-sale securities, stemming predominantly from favorable capital market conditions, lower interest rates in Europe, and strong growth in sales of our life operations. Growth of our group’s own investments was partially offset by decreased financial assets held for trading, net, primarily reflecting a reduced volume of Dresdner Bank’s fixed income trading portfolio. Further, investments in associated enterprises and joint ventures, which are classified as equity investments within group’s own investments, decreased principally as a result of sales of our shareholdings in MAN AG and Gecina S.A. in 1Q and Bilfinger Berger AG in 2Q.

The following table sets forth our assets under management, excluding third-party assets.

Fair Value as of	September 30, 2005	December 31, 2004
	€ mn	€ mn
Group’s own investments1)	471,210	445,131[3]	)
Financial assets for unit-linked contracts2)	51,663	41,409[3]	)

1)	Includes adjustments to reflect real estate and investments in associated enterprises and joint ventures at fair value. These adjustments were made in order to reflect the definition of group’s own investments used by management for its controlling purposes.
2)	Represents assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders.
3)	As a result of a new IFRS accounting standard (IAS 39 revised), certain unit-linked contracts previously classified as trading assets within group’s own investments were reclassified to financial assets for unit-linked contracts, resulting in no net income statement impact.

1)	Consists of available-for-sale fixed income securities (€ 206.0 billion and € 186.7 billion at September 30, 2005 and December 31, 2004, respectively), loans and advances to banks and customers (€ 91.6 billion and € 81.4 billion at September 30, 2005 and December 31, 2004, respectively), fixed income financial assets designated at fair value through income (€ 8.1 billion and € 1.7 billion at September 30, 2005 and December 31, 2004, respectively), and held-to-maturity securities (€ 5.0 billion and € 5.2 billion at September 30, 2005 and December 31, 2004, respectively). Loans and advances to banks and customers exclude loans from our banking and asset management operations (€ 251.6 billion and € 295.8 billion at September 30, 2005 and December 31, 2004, respectively). See Notes 5, 6, 7 and 8 to our consolidated financial statements for further details.
2)	Consists of available-for-sale equity securities (€ 52.8 billion and € 44.2 billion at September 30, 2005 and December 31, 2004, respectively), investments in associated enterprises and joint ventures (€ 3.5 billion and € 6.3 billion at September 30, 2005 and December 31, 2004, respectively), and equity financial assets designated at fair value through income (€ 2.9 billion and € 1.7 billion at September 30, 2005 and December 31, 2004, respectively). Investments in associated enterprises and joint ventures is stated at fair value and, accordingly, does not reconcile to our consolidated financial statements. Fair value adjustments amounted to € 0.0 billion and € 0.5 billion at September 30, 2005 and December 31, 2004, respectively. See Notes 5 and 8 to our consolidated financial statements for further details.
3)	Real estate used by third parties is stated at fair value and, accordingly, does not reconcile to our consolidated financial statements. Fair value adjustments amounted to € 3.5 billion and € 3.6 billion at September 30, 2005 and December 31, 2004, respectively. See Note 5 to our consolidated financial statements for further details.
4)	Consists primarily of funds held by others under reinsurance contracts assumed (€ 1.6 billion and € 1.6 billion at September 30, 2005 and December 31, 2004, respectively). See Note 5 to our consolidated financial statements for further details. In 1Q 2005, certain short-term investments of € 8.5 billion previously included within other investments were reclassified to fixed income investments.
5)	Consists of financial assets held for trading (€ 170.6 billion and € 194.4 billion at September 30, 2005 and December 31, 2004, respectively), financial liabilities held for trading (€ 87.1 billion and € 102.1 billion at September 30, 2005 and December 31, 2004, respectively), and financial assets designated at fair value through income from our banking and asset management operations (€ 1.9 billion and € 1.3 billion at September 30, 2005 and December 31, 2004, respectively). See Notes 8 and 16 to our consolidated financial statements for further details.

Group’s Own Investments – Property-Casualty Segment Asset Allocation at September 30, 20051)

in € bn (Total: € 103.1 billion)

1)	Excluding trading.
2)	Includes investments in associated enterprises and joint ventures that is stated at fair value and, accordingly, does not reconcile to our consolidated financial statements. Fair value adjustments amounted to € 0.0 billion and € 0.2 billion at September 30, 2005 and December 31, 2004, respectively.
3)	Real estate used by third parties is stated at fair value and, accordingly, does not reconcile to our consolidated financial statements. Fair value adjustments amounted to € 1.6 billion and € 1.6 billion at September 30, 2005 and December 31, 2004, respectively.

Group’s Own Investments – Life/Health Segment Asset Allocation at September 30, 20051)

in € bn (Total: € 262.7 billion)

1)	Excluding trading.
2)	Includes investments in associated enterprises and joint ventures that is stated at fair value and, accordingly, does not reconcile to our consolidated financial statements. Fair value adjustments amounted to € 0.0 billion and € 0.3 billion at September 30, 2005 and December 31, 2004, respectively.
3)	Real estate used by third parties is stated at fair value and, accordingly, does not reconcile to our consolidated financial statements. Fair value adjustments amounted to € 2.0 billion and € 2.0 billion at September 30, 2005 and December 31, 2004, respectively.

Allianz-RAS Merger / European Company (SE)

At September 30, 2005, the Allianz Group owned 55.4% of the total share capital of Riunione Adriatica di Sicurtà S.p.A. (or “RAS”, and taken together with its subsidiaries, the “RAS Group”) in Italy, which offers insurance and other financial services to more than 5 million clients in Italy and other European countries. On October 13, 2005, Consob, the Italian financial markets authority, approved Allianz AG’s tender offer document relating to the voluntary offer to purchase all ordinary and savings shares, it does not already own, of RAS. The offer period began on October 20. The acceptance period will close on November 23 and the payment date is expected for November 30, 2005.

The offer represents a preparatory step of a broad repositioning plan for the Allianz Group and its Italian operations, the general terms of which were approved by the boards of Allianz AG and RAS. The cornerstone of this repositioning plan is the ultimate merger of RAS into Allianz AG, with Allianz AG converting into a European Company (Societas Europaea or “SE”). Additionally, RAS will contribute its insurance and other financial services business with the exception of the participation in certain foreign subsidiaries to a newly incorporated, wholly owned Italian subsidiary that will continue the corporate name “RAS S.p.A.”.

The merger of RAS into Allianz AG will make it possible to combine the Allianz Group’s activities in Italy. Italy, where, in the first nine months of 2005, the Allianz Group generated € 3.7 billion in gross premiums written and € 6.9 billion in statutory premiums from property-casualty and life/health insurance operations, respectively, is the Allianz Group’s second most important European insurance market after Germany. The Allianz Group is represented in Italy by RAS and Lloyd Adriatico, which we refer to together with our other Italian subsidiaries as our “Italian Subsidiaries”. Taken together, our Italian Subsidiaries are the third-largest property-casualty and second-largest life insurer in the Italian market, based on gross premiums written and statutory premiums, respectively, in 2004. By fully integrating RAS, Allianz AG expects to increase profitability and customer service.

Based on full acceptance of the voluntary tender offer, the cost of the entire transaction will be approximately € 5.7 billion. However, this amount may vary, depending upon the acceptance rate of the voluntary tender offer and the exchange ratio between Allianz AG shares and RAS ordinary and savings shares, which will be determined in mid-December 2005.

Approximately € 2.2 billion, in aggregate, was secured in 3Q 2005 from equity-based financing and an equity-linked borrowing. In this context, approximately € 1.1 billion was placed out of authorized capital without pre-emptive rights and a € 1.1 billion equity-linked borrowing was executed with a variable redemption amount linked to the share price of Allianz AG, which can be settled, at the Allianz Group’s option, in cash or 10.7 million Allianz AG shares. The remaining amount will be financed through internal funds, as well as hybrid debt and senior debt.

In connection with the RAS merger and the conversion of Allianz AG into a SE, the structure of the entire Allianz Group will be further simplified and focused. In the future, the Allianz Group will operate its insurance activities in Germany – the Property-Casualty and the Life/Health business – under one holding company and directly reallocate the holdings of operations to Allianz SE in key European markets, such as Austria, Switzerland and Spain. This is a significant step forward in reducing complexity.

Management Board Changes

With effect from December 31, 2005, Detlev Bremkamp will retire and Dr. Reiner Hagemann will resign upon their own initiative from the Management Board of Allianz AG. The Supervisory Board has appointed Enrico Cucchiani, currently Chief Executive Officer of Lloyd Adriatico, Jean-Philippe Thierry, currently Chief Executive Officer of AGF, and Clement Booth, currently Chief Executive Officer of AON Re International, as new members of the Management Board of Allianz AG with effect from January 1, 2006.

On September 17, 2005, Dr. Reiner Hagemann resigned from his position as Chairman of the Management Board of Allianz Versicherungs-AG. Hansjörg Cramer, deputy Chairman of the Management Board of Allianz Versicherungs-AG, took over the tasks of Dr. Hagemann for the intervening period. The Supervisory Board has appointed Thomas Pleines, currently Chief Executive Officer of Allianz Suisse, as new Chairman of the Management Board of Allianz Versicherungs-AG with effect from January 1, 2006.

Property-Casualty Insurance Operations

On track despite impact of natural catastrophes.

_	We continued our focus on profitable, managed growth and selectively increased our business where risk-adequate premiums could be attained. Internal growth picked up in 3Q to 2.6%, leading to an overall internal growth rate of 1.9% for the first nine months of 2005.

_	One of the worst hurricane seasons on record in North America and the effects of natural catastrophes in Europe and Asia drove the 3Q combined ratio up to 97.0%. For the nine months ended September 30, 2005 our combined ratio amounted to 93.0%, clearly better than our 2005 target and 20 basis points below the prior year level.

_	Our operating profit was strong at 6.6% growth and net income experienced double-digit growth of 15.5% for the nine months ended September 30, 2005, as compared to the prior year period. While operating profit in 3Q was hindered by natural catastrophes, net income growth excelled by 10.9%, driven by increased net capital gains and lower impairments and other non-operating expenses.

Earnings Summary

Gross Premiums Written for the nine months ended September 30 by region*)

in € bn

*)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Gross Premiums Written

2005 to 2004 Three Month Comparison

Capitalizing on growth opportunities in markets that offered a profitable correlation between premium rates and risks, and our willingness to forego premium growth in markets with increasing pricing pressures, we were successful in slightly growing gross premiums written in 3Q to € 10,472 million, despite the disposal of our Taiwanese, Chilean and Canadian property-casualty operations in the second half of 2004. Based on internal growth, gross premiums written increased by 2.6%. Growth varied considerably across different markets. Positive developments were primarily experienced by Allianz Marine & Aviation, Allianz Australia and Allianz Spain with additional gross premiums written of € 110 million (46.0%), € 50 million (12.7%) and € 30 million (8.0%), respectively. Within Allianz Australia, growth continued, driven by our brokers and agency division, as well as our financial institutions and direct division primarily as a result of new products, innovative sales channels, and successful advertising. At Allianz Seguros, the positive development in our motor, personal lines and industrial lines continued. These increases were offset by decreased gross premiums written primarily at Allianz Cornhill in Great Britain and at Allianz Risk Transfer in Switzerland where gross premiums written decreased by € 60 million (9.5%) and € 44 million (23.0%), respectively. At Allianz Cornhill, this decline was largely the result of a decline in new personal motor business, a development that was significantly driven by cycle management. The decline at Allianz Risk Transfer occurred as the result of a large transaction in the prior year period.

2005 to 2004 Nine Month Comparison

For the first nine months of 2005, our gross premiums written of € 34.4 billion were relatively stable, despite the deconsolidation of our property-casualty operations in Taiwan, Chile and Canada in the second half of 2004. Overall, the premium development in our Property-Casualty segment reflects our continued strategy of selective and profitable growth.

Operating Profit

in € mn

Operating Profit

2005 to 2004 Three Month Comparison

In 3Q, major catastrophes in the United States, Central Europe and Asia inflicted multi-billion Euros in damages, heavily impacting the insurance and reinsurance markets as a whole. The development of our operating profit was markedly affected by these events in 3Q, resulting in expected claims, net of reinsurance, of approximately € 753 million. In that context, hurricane “Katrina” comprised the bulk of claims with losses, net of reinsurance, of € 519 million, and hurricane “Rita” accounted for an additional € 101 million in net losses. Despite the positive claims development experienced by our German property-casualty operations, namely by “Sachgruppe Deutschland”, especially within its general liability and homeowner lines and by our Credit Insurance Line, the combined effects of losses, net of reinsurance, from natural catastrophes in the United States (€ 620 million) and Central Europe (€ 58 million) caused our loss ratio to deteriorate by 6.5 percentage points to 72.9%. Correspondingly, the combined-ratio of our property-casualty segment increased by 6.1 percentage points to 97.0% (3Q 2004: 90.9%). Operating entities most affected by the natural catastrophes in 3Q included Fireman’s Fund, Allianz Global Risks, Allianz Marine & Aviation, Allianz Suisse and Allianz AG. In the United States, the planned external review of the asbestos & environmental (or “A&E”) liability reserves at Fireman’s Fund had no net impact at the Allianz Group level as a result of already sufficient reserves, absent a $ 56 million loss caused by the increase in provision for uncollectible reinsurance recoverables. Due to combined effects of natural catastrophes our operating profit decreased by 38.8% to € 696 million. Net acquisition costs and administrative expenses rose slightly by 4.3% to € 2,648 million, due to increased expenses for service agreements from the consolidation of Four Seasons Health Care Ltd. in the latter part of 3Q 2004. We were however successful in reducing our expense ratio, which excludes expenses for service agreements, by 40 basis points to 24.1% largely due to a decline in administrative expenses caused by headcount reductions in the United States and Germany.

2005 to 2004 Nine Month Comparison

Despite the negative impact of natural catastrophes in 3Q, our combined ratio for the first nine months of 2005 improved by 20 basis points to 93.0%, driving us towards achieving our target for 2005. Equally as positive, we strengthened operating profit by 6.6% to € 3,090 million.

Additionally, and as a result of hurricane “Wilma” in October 2005, we currently estimate our loss, net of reinsurance, at approximately € 124 million. We will continue to monitor this development throughout 4Q 2005 and may make adjustments to our estimate accordingly.

Net Income

2005 to 2004 Three Month Comparison

Notwithstanding the effects of the natural catastrophes in 3Q, net income increased markedly by 10.9% to € 408 million. Net capital gains and impairments on investments increased by € 408 million to € 296 million, predominantly from higher realized net gains and lower impairments. Net trading income declined to a loss of € 108 million in 3Q. This decline was primarily driven by changes in fair values of certain embedded and freestanding derivatives in connection with our “All-in-one” capital market transactions. However, economically, these negative fair value changes are compensated by the increased market prices of respective shares of DAX companies we own, albeit the development of these available-for-sale securities is reflected in unrealized gains and losses within shareholders’ equity, and not net income. Net income was also positively impacted from the elimination of the amortization of goodwill brought about by a change in accounting under IFRS (3Q 2004: € 96 million). Mirroring the development in operating profit, our tax expense decreased by 38.7% to € 277 million, leading to an effective tax rate of 31.5% (3Q 2004: 47.3%). Minority interests in earnings increased by 37.1% to € 181 million.

2005 to 2004 Nine Month Comparison

Net income for the first nine months of 2005 rose by 15.5%, to € 2,749 million, despite the impact of natural catastrophes in 3Q. Our effective tax rate improved by more than four percentage points to 20.4%, largely driven by tax exempt income.

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Gross premiums written	10,472	10,432	34,439	34,646
Premiums earned (net)1)	9,788	9,840	28,522	28,827
Current income from investments (net)2)	776	721	2,622	2,387
Insurance benefits (net)3)	(7,225)	(6,803)	(19,845)	(20,249)
Net acquisition costs and administrative expenses4)	(2,648)	(2,540)	(7,954)	(7,619)
Other operating income/(expenses)(net)	5	(80)	(255)	(448)

Operating profit	696	1,138	3,090	2,898

Net capital gains and impairments on investments5)	296	(112)	1,040	982
Net trading income/(expenses)6)	(108)	(1)	(269)	(36)
Intra-group dividends and profit transfer	143	96	1,207	1,145
Interest expense on external debt	(160)	(199)	(630)	(654)
Amortization of goodwill7)	—	(96)	—	(287)
Restructuring charges	(1)	—	(56)	—
Other non-operating income/(expenses)(net)	—	126	—	126

Earnings from ordinary activities before taxes	866	952	4,382	4,174

Taxes	(277)	(452)	(909)	(1,069)
Minority interests in earnings	(181)	(132)	(724)	(725)

Net income	408	368	2,749	2,380

Loss ratio8) in %	72.9	66.4	68.2	68.2
Expense ratio9) in %	24.1	24.5	24.8	25.0

Combined ratio in %	97.0	90.9	93.0	93.2

1)	Net of earned premiums ceded to reinsurers of € 1,614 million and € 4,071 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 1,518 million and 9M 2004: € 4,079 million).
2)	Net of investment management expenses of € 88 million and € 257 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 79 million and 9M 2004: € 244 million), and interest expenses of € 22 million and € 136 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 99 million and 9M 2004: € 341 million).
3)	Comprises net claims incurred of € 7,130 million and € 19,456 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 6,529 million and 9M 2004: € 19,655 million), net expenses from changes in other net underwriting provisions of € 44 million and € 130 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 212 million and 9M 2004: € 398 million), and net expenses for premium refunds of € 51 million and € 259 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 62 million and 9M 2004: € 196 million). Net expenses for premium refunds were adjusted for income of € 6 million and € 24 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 0 million and 9M 2004: € 220 million), related to policyholders’ participation of net capital gains and impairments on investments, as well as net trading income/(expenses), that were excluded from the determination of operating profit.
4)	Comprises net acquisition costs of € 1,426 million and € 4,277 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 1,435 million and 9M 2004: € 4,314 million), administrative expenses of € 937 million and € 2,799 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 977 million and 9M 2004: € 2,885 million), and expenses for service agreements of € 285 million and € 878 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 128 million and 9M 2004: € 420 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
5)	Comprises net realized gains on investments of € 280 million and € 1,068 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 88 million and 9M 2004: € 1,517 million), and income from net impairments on investments of € 16 million and expenses of € 28 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: expenses of € 200 million and 9M 2004: expenses of € 535 million). These amounts are net of policyholders’ participation.
6)	Net trading income/(expenses) are net of policyholders’ participation.
7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
8)	Represents ratio of net claims incurred to net premiums earned.
9)	Represents ratio of net acquisition costs and administrative expenses as presented in the consolidated financial statements to net premiums earned.

Property-Casualty Operations by Geographic Region

The following table sets forth our property-casualty gross premiums written, combined ratio, as well as earnings after taxes and before minority interests in earnings and excludes amortization of goodwill, applicable only for 2004, which we refer to herein as “earnings after taxes and before minority interests”, by geographic region. Consistent with our general practice, gross premiums written, combined ratio as well as earnings after taxes and before minority interests by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Three months ended September 30								Nine months ended September 30
	2005				2004				2005				2004
	Gross premiums written	Combined Ratio		Earnings after taxes and before minority interests1)	Gross premiums written	Combined Ratio		Earnings after taxes and before minority interests1)	Gross premiums written	Combined Ratio		Earnings after taxes and before minority interests1)	Gross premiums Written	Combined Ratio		Earnings after taxes and before Minority interests 1)
	€ mn	%		€ mn	€ mn	%		€ mn	€ mn	%		€ mn	€ mn	%		€ mn
Germany	2,680	87.3		353	2,706	86.1		598	10,297	89.4		1,559	10,582	88.2		1,979
France	1,196	97.8		183	1,210	99.4		99	4,063	99.0		766	4,197	99.4		710
Italy	1,083	91.4		425	1,081	89.9		140	3,679	91.9		902	3,605	91.3		540
Switzerland	393	112.5		4	436	97.6		42	1,646	98.3		99	1,578	94.8		124
United Kingdom	569	91.4		89	629	95.1		41	1,859	92.3		195	2,033	94.4		161
Spain	403	89.7		48	373	90.7		36	1,459	90.9		127	1,372	91.4		141
Other Europe	1,098	81.5		137	1,152	88.9		162	4,039	94.4		750	4,102	96.6		419
NAFTA	1,742	108.0		107	1,741	93.8		95	4,057	95.5		542	4,317	93.9		305
Asia-Pacific	510	94.6		40	480	91.5		43	1,317	90.0		145	1,292	95.2		122
South America	181	96.3		16	146	110.8		(7)	493	94.6		45	440	97.6		38
Other	13	—	2)	2	14	—	2)	2	50	—	2)	4	52	—	2)	5

Specialty Lines
Credit Insurance	397	62.7		69	407	68.0		34	1,281	70.3		195	1,236	73.1		139
Allianz Global Risks Re	333	136.8		(36)	341	99.5		34	1,047	109.7		51	1,150	98.4		96
Allianz Marine & Aviation	349	177.3		(48)	239	85.1		16	898	119.5		(29)	779	91.5		37
Travel Insurance and Assistance Services	259	90.7		15	253	93.0		8	764	90.4		41	717	91.4		17

Subtotal	11,206	—		1,404	11,208	—		1,343	36,949	—		5,392	37,452	—		4,833

Consolidation adjustments3)	(734)	—		(815)	(776)	—		(747)	(2,510)	—		(1,919)	(2,806)	—		(1,441)

Subtotal	10,472	—		589	10,432	—		596	34,439	—		3,473	34,646	—		3,392

Amortization of goodwill1)	—	—		—	—	—		(96)	—	—		—	—	—		(287)
Minority interests	—	—		(181)	—	—		(132)	—	—		(724)	—	—		(725)

Total	10,472	97.0		408	10,432	90.9		368	34,439	93.0		2,749	34,646	93.2		2,380

1)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
2)	Presentation not meaningful.
3)	Represents elimination of transactions between Allianz Group companies in different geographic regions. Additionally, we have excluded a number of significant non-operating intra-Allianz Group transactions from various country and speciality lines above and instead have netted them in the consolidation line, including the impacts from September 30, 2002 reinsurance agreement between Fireman’s Fund in the United States and Allianz AG in Germany, providing cover for asbestos and environmental exposures, for the three and nine months ended September 30, 2005.

Life/Health Insurance Operations

Well on track to achieve operating profit target.

_	Statutory premiums in our key European markets of France, Italy and Germany grew by more than 10% in 3Q, achieving an overall 2.5% increase in statutory premiums to € 11.1 billion in 3Q over the prior year period despite the decline in the United States from an extraordinary surge in 3Q 2004.

_	In 3Q, operating profit reached € 478 million, an increase of 26.5% compared to the prior year period, supported by lower net acquisition costs and administrative expenses and increased net current income from investments.

_	Net income tripled to € 376 million in 3Q from the prior year period.

Earnings Summary

Statutory Premiums for the nine months ended September 30 by regions*)

in € bn

*)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory Premiums

2005 to 2004 Three Month Comparison

Our statutory premiums rose by 2.5% to € 11.1 billion in 3Q. Based on internal growth, our statutory premiums increased by 1.5%. We continued to report significant growth in key European markets. The strongest growth rates were achieved in France at € 193 million (18.5%), in Italy at € 245 million (14.1%) and in Germany at € 307 million (10.1%), whereas premiums in the United States declined by 19.8% to € 2,853 million. In France, the strong growth was driven by our well-performing partnership and broker business. Our Italian subsidiaries RAS Group and Lloyd Adriatico again experienced significant growth from the sale of unit-linked and index-linked products through the bancassurance channels. Through Allianz Leben, Germany continued to experience strong growth, which reflected the success it had achieved in the context of last year’s “Retirement Revenue Act” (“Alterseinkünftegesetz”), resulting in a strong increase in statutory premiums ever since year-end 2004. Conversely, statutory premiums in the United States at Allianz Life declined by 19.8% to € 2,853 million in 3Q, as expected, due to a very successful, albeit limited, sales promotion which caused an extraordinary surge in statutory premiums in the third quarter of last year. However, statutory premium volume in the United States remained strong, at a level well above 1Q and 2Q 2004.

2005 to 2004 Nine Month Comparison

Statutory premiums increased by 9.4% to € 34.9 billion. This strong growth stemmed predominantly from key European markets, in particular Germany, Italy and France, as well as the United States.

Operating Profit

2005 to 2004 Three Month Comparison

In 3Q, operating profit from our Life/Health insurance operations increased significantly by 26.5% to € 478 million. Current income from investments developed favorably with an increase by 6.4% to € 2,764 million, driven predominantly by a significant inflow of funds brought about by new business underwritten at Allianz Life in the United States and Allianz Leben in Germany in prior quarters. Insurance benefits (net) increased by 8.4% to € 5,697 million, principally from higher premium refunds at Allianz Leben. Net acquisition costs and administrative expenses decreased significantly by 11.8% to € 955 million, due in large part to a decline in costs at Allianz Life, which, in 3Q 2004, stemmed from the novation of a reinsurance contract and very successful, but limited, sales promotion measures. At the same time, our statutory premiums increased by 2.5% to € 11,116 million in 3Q, successfully driving our statutory expense ratio down by 1.6 percentage point to 8.5%. Net trading income, almost exclusively attributable to policyholders, more than doubled, reaching € 163 million, primarily from changes in fair values of freestanding derivatives in connection with equity-indexed annuities sold by Allianz Life in the United States.

2005 to 2004 Nine Month Comparison

After consecutively increasing operating profit levels in 2005, operating profit rose by 22.4% to € 1,283 million. This positive development originated largely from strong profitable growth within statutory premiums in our key European markets of Italy, France and Germany, where growth rates of greater than 10% were achieved, and favorable development of net acquisition costs and administrative expenses. We achieved a statutory expense ratio of 7.7%, a marked decrease of 1.9 percentage points. However, this improvement was also driven by the regular unlocking of assumptions within our deferred policy acquisition cost asset in 1Q.

Net Income

2005 to 2004 Three Month Comparison

Overall, net income tripled, with an increase of € 251 million to € 376 million. Net capital gains and impairments on investments attributable to shareholders increased significantly by € 141 million to € 183 million. We leveraged the favorable capital market environment for limited realizations, though none individually significant, and also benefited from a considerably lower need to impair investments. Net income was also positively affected by the elimination of the amortization of goodwill brought about by a change in accounting under IFRS (3Q 2004: € 40 million). Restructuring charges of € 18 million in 3Q resulted from an early retirement program at AGF in France. Despite a dynamic growth in operating profit, tax expense decreased by 21.0% to € 147 million, leading to an effective tax rate of 21.7% (3Q 2004: 48.3%). This decline was influenced by tax free income at various operating entities, including Allianz Leben, as well as the write-down of deferred tax assets at Allianz Life Insurance Company in Korea in 3Q 2004. Minority interests in earnings nearly doubled to € 140 million, primarily due to increased earnings at our Italian and French entities.

2005 to 2004 Nine Month Comparison

Following three quarters of dynamic growth, net income rose by 89.1% to € 1,108 million due primarily to strong profitable growth in our key European markets and the United States. Additionally, increases in net capital gains and impairments on investments and the elimination of goodwill amortization as a result of a change in accounting under IFRS also contributed to the strengthening of our net income. Largely due to tax exempt income at various operating entities, including Allianz Leben, and favorable taxation of capital gains at AGF Vie in France, our effective tax rate improved considerably to 15.4% from 33.2%.

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Statutory premiums1)	11,116	10,841	34,942	31,946
Gross premiums written	4,508	4,465	14,643	14,579
Premiums earned (net)2)	4,206	3,990	13,770	13,002
Current income from investments (net)3)	2,764	2,597	8,547	8,156
Insurance benefits (net)4)	(5,697)	(5,254)	(18,005)	(17,136)
Net acquisition costs and administrative expenses5)	(955)	(1,083)	(2,705)	(2,989)
Net trading income/ (expenses)	163	69	(185)	62
Other operating income/ (expenses) (net)	(3)	59	(139)	(47)

Operating profit	478	378	1,283	1,048

Net capital gains and impairments on investments6)	183	42	431	315
Intra-group dividends and profit transfer	20	2	88	67
Amortization of goodwill7)	—	(40)	—	(119)
Restructuring charges	(18)	—	(18)	—

Earnings from ordinary activities before taxes	663	382	1,784	1,311

Taxes	(147)	(186)	(282)	(442)
Minority interests in earnings	(140)	(71)	(394)	(283)

Net income	376	125	1,108	586

Statutory expense ratio8) in %	8.5	10.1	7.7	9.6

1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Net of earned premiums ceded to reinsurers of € 259 million and € 780 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 463 million and 9M 2004: € 1,519 million).
3)	Net of investment management expenses of € 117 million and € 332 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 102 million and 9M 2004: € 309 million), and interest expenses of € 2 million and € 0 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 24 million and 9M 2004: € 35 million).
4)	Net insurance benefits were adjusted for income of € 428 million and € 2,279 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 212 million and 9M 2004: € 1,152 million), related to policyholders’ participation of net capital gains and impairments on investments that were excluded from the determination of operating profit.
5)	Comprises net acquisition costs of € 598 million and € 1,617 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 712 million and 9M 2004: € 1,959 million), administrative expenses of € 323 million and € 993 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 342 million and 9M 2004: € 941 million), and expenses for service agreements of € 34 million and € 95 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 29 million and 9M 2004: € 89 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
6)	Comprises net realized gains on investments of € 191 million and € 510 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 139 million and 9M 2004: € 423 million), and expenses for net impairments on investments of € 8 million and € 79 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: expenses of € 97 million and 9M 2004: expenses of € 108 million). These amounts are net of policyholders’ participation.
7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
8)	Represents ratio of net acquisition costs and administrative expenses as presented in the consolidated financial statements to net premiums earned (statutory).

Life/Health Operations by Geographic Region

The following table sets forth our life/health statutory premiums, gross premiums written, as well as earnings after taxes and before minority interests in earnings and excludes amortization of goodwill, applicable only for 2004, which we refer to herein as “earnings after taxes and before minority interests”, by geographic region. Consistent with our general practice, statutory premiums, gross premiums written as well as earnings after taxes and before minority interests by geographic region are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Three months ended September 30						Nine months ended September 30
	2005			2004			2005			2004
	Statutory premiums1)	Gross premiums written	Earnings after taxes and before minority interests2)	Statutory premiums1)	Gross premiums written	Earnings after taxes and before minority interests2)	Statutory premiums1)	Gross premiums written	Earnings after taxes and before minority interests2)	Statutory premiums1)	Gross premiums written	Earnings after taxes and before minority interests 2)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Germany	3,360	3,029	112	3,053	2,880	77	10,542	9,566	306	9,553	9,099	206
France3)	1,234	273	155	1,041	379	55	3,821	1,116	389	3,321	1,131	216
Italy	1,980	197	88	1,735	205	66	6,909	713	312	5,832	737	220
Switzerland	170	82	15	177	61	3	862	373	31	865	384	13
Spain	94	76	13	92	77	9	379	327	34	511	469	33
Other Europe	484	312	45	478	353	17	1,465	963	118	1,555	1,062	151
United States	2,853	180	56	3,557	199	58	8,614	550	252	8,286	730	134
Asia-Pacific	894	338	26	684	291	(51)	2,210	976	56	1,944	913	10
Other	51	25	6	29	24	1	156	75	4	95	70	8

Subtotal	11,120	4,512	516	10,846	4,469	235	34,958	14,659	1,502	31,962	14,595	991

Consolidation adjustments4)	(4)	(4)	—	(5)	(5)	1	(16)	(16)	—	(16)	(16)	(3)

Subtotal	11,116	4,508	516	10,841	4,464	236	34,942	14,643	1,502	31,946	14,579	988

Amortization of goodwill2)	—	—	—	—	—	(40)	—	—	—	—	—	(119)
Minority interests	—	—	(140)	—	—	(71)	—	—	(394)	—	—	(283)

Total	11,116	4,508	376	10,841	4,464	125	34,942	14,643	1,108	31,946	14,579	586

1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	Effective in 1Q 2005, Assurance Vie et Prevoyance and Martin Maurel Vie were consolidated within the Life/Health insurance operations of France.
4)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Banking Operations

Operating revenues stabilized. Dresdner Bank remains well on track to earn its cost of capital in 2005.

_	In 3Q, operating profit increased by 83.8% to € 250 million compared to the prior year period, principally driven by a net release of loan loss provisions from Dresdner Bank’s IRU division. Dresdner Bank contributed € 231 million of operating profit.

_	Operating revenues were stabilized at € 1.5 billion in 3Q, for the first time this year. Offsetting the strong development within our strategic divisions at Dresdner Bank was the close of our IRU division after the faster than planned completion of the wind-down of its portfolios, as well as negative impacts from IAS 39 of € 154 million.

_	Net income of Dresdner Bank amounted to € 113 million in 3Q, a slight decline of 5.8% compared to the prior year period due largely to one-off tax credits in 3Q 2004.

Earnings Summary

The results of operations of our banking segment are almost exclusively represented by Dresdner Bank, accounting for 95.7% and 97.5% of our total banking segment’s operating revenues and net income, respectively, for the first nine months of 2005 (first nine months of 2004: 96.5% and 108.1%). Accordingly, the discussion of our banking segment’s results of operations for the three and nine months ended September 30, 2005 as compared to September 30, 2004, respectively, relate solely to the operations of Dresdner Bank.

Operating Revenues

2005 to 2004 Three Month Comparison

Whereas operating revenues in our strategic divisions, that is Personal Banking, Private & Business Banking, Corporate Banking and DrKW, increased by € 203 million (14.3%), the close of our IRU division, effective September 30, 2005, after the completion of the wind-down of its portfolios, as well as negative impacts from IAS 39, resulted in stable operating revenues at Dresdner Bank of € 1,474 million in 3Q. At September 30, 2005 the IRU’s remaining exposure amounted to € 2.7 billion of which € 1.2 billion is scheduled for sale, with the then remaining exposure of € 1.5 billion being re-transferred mainly to our Corporate Other division. Net fee and commission income grew by 5.3% to € 599 million, driven by the securities business in our Personal Banking and Private & Business Banking divisions. Net trading income increased significantly by 43.2% to € 358 million due primarily to strong performance of DrKW’s client and customer business, especially with derivatives. Partially off-setting the growth of our net trading income were charges of € 49 million relating to IAS 39. Net interest income decreased by 21.1% to € 517 million, primarily attributable to the wind-down of our IRU division and a negative impact from IAS 39 of € 105 million.

2005 to 2004 Nine Month Comparison

Operating revenues decreased by 7.6% to € 4,413 million. Approximately two-thirds of this decline was attributable to the reduction of our non-strategic IRU portfolios. In addition, net trading income at DrKW in 2Q was negatively affected, to a significant degree, by the challenging capital market conditions in April and May.

Operating Profit

2005 to 2004 Three Month Comparison

Operating profit increased by 81.9% to € 231 million, driven by favorable developments within our net loan loss provisions, resulting in a net release of € 130 million. Gross new additions to allowances of € 58 million were significantly lower, predominantly due to the reductions in our non-strategic business within our IRU division and the significantly improved risk profile of Dresdner Bank’s strategic loan portfolio. Gross releases and recoveries of € 188 million remained relatively consistent, stemming principally from exits from large debtors, mainly within our IRU division. Administrative expenses increased by 6.2% to € 1,373 million. Whereas personnel expenses increased by 11.7% to € 879 million primarily due to the increase of performance-linked compensation commensurate with the higher operating revenues at DrKW in 3Q, non-personnel operating expenses declined by 2.4% to € 494 million largely as a result of lower expenses related to information technology and office space. Non-personnel operating expenses decreased despite focused investments in certain growth areas, such as infrastructure established for our “Business Model 3”, which comprises the sale of our banking products through insurance agents. In 3Q, we have again acquired an increasing number of clients through this sales channel. Our cost-income ratio increased to 93.1% in 3Q (3Q 2004: 87.7%), following the increase of our administrative expenses, while operating revenues remained stable, negatively affected by IAS 39.

2005 to 2004 Nine Month Comparison

Operating profit increased significantly by 32.6% to € 711 million. This positive development is largely attributable to the substantial decline in our net loan loss provisions, resulting in a net release of € 84 million. Notwithstanding the net release in loan loss provisions, our coverage ratio at September 30, 2005, remained stable at 58.8% as compared to September 30, 2004. Further, administrative expenses decreased by 4.6% to € 3,786 million, driven by both personnel and non-personnel operating expenses. Personnel operating expenses were also positively affected by a one-off effect in 2Q, stemming from the release of provisions for employment anniversary payments due to the alignment of Dresdner Bank’s payment scheme to that of the Allianz Group. Further, headcount at September 30, 2005, has been reduced by approximately 7% compared to the level at September 30, 2004. Our cost-income ratio increased to 85.8% from 83.1%.

Banking Segment Operating Profit

in € mn

Net Income

2005 to 2004 Three Month Comparison

Although our earnings from ordinary activities before taxes increased by € 188 million, net income remained relatively stable at € 113 million, with only a slight decline of 5.8%, caused predominantly by higher taxes, driven by our improved operating profitability. Further, taxes in the prior year period were positively affected by a one-off tax credit. In 3Q, non-operating results were characterized by significantly reduced net capital gains and impairments on investments, as well as sharply lower other non-operating expenses (net), primarily attributable to decreased capital gains and impairments on certain non-strategic assets in 3Q 2004, respectively. Dresdner Bank’s net income benefited from the elimination of goodwill amortization brought about by a change in accounting under IFRS (3Q 2004: € 65 million).

2005 to 2004 Nine Month Comparison

Net income increased significantly by 57.9% to € 589 million, even excluding the tax-exempt gain of € 343 million from the transfer of 5% of our 7.3% shareholding in Munich Re to Allianz AG in 1Q. In addition to the positive operating profit development, the growth in net income was attributable to our sharply increased non-operating results, offset to a large extent by higher taxes, also resulting from a one-off tax credit in 3Q 2004. Net capital gains and impairments on investments of Dresdner Bank rose by € 381 million, stemming principally from the aforementioned Munich Re transfer, the sale of our shareholdings in Bilfinger Berger in 2Q, and strongly reduced net impairments on investments. The absence of significant restructuring charges and the elimination of goodwill amortization also benefited our net income.

	Three months ended September 30						Nine months ended September 30
	2005			2004			2005			2004
	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank
	€ mn		€ mn	€ mn		€ mn	€ mn		€ mn	€ mn		€ mn
Net interest income	532		517	685		655	1,641		1,588	1,815		1,753
Net fee and commission income	635		599	598		569	2,017		1,909	1,974		1,858
Net trading income	375		358	244		250	953		916	1,159		1,165

Operating revenues	1,542		1,474	1,527		1,474	4,611		4,413	4,948		4,776
Administrative expenses	(1,421)		(1,373)	(1,337)		(1,293)	(3,940)		(3,786)	(4,110)		(3,969)
Net loan loss provisions	129		130	(54)		(54)	88		84	(271)		(271)

Operating profit	250		231	136		127	759		711	567		536
Net capital gains and impairments on investments	(5	)1)	(4)	78	1)	77	541	1)	542	170	1)	161
Restructuring charges	(5)		(5)	(11)		(11)	(10)		(10)	(127)		(127)
Other non-operating income/(expenses)(net)	(17)		(25)	(125)		(119)	51		43	(192)		(182)
Amortization of goodwill2)	—		—	(65)		(65)	—		—	(194)		(194)

Earnings from ordinary activities before taxes	223		197	13		9	1,341		1,286	224		194
Taxes	(74)		(65)	134		129	(308)		(294)	225		235
Minority interests in earnings	(26)		(19)	(22)		(18)	(77)		(60)	(104)		(56)

Net income	123		113	125		120	956		932	345		373

Cost-income ratio3) in %	92.2		93.1	87.6		87.7	85.4		85.8	83.1		83.1

1)	Comprises primarily net realized gains on investments of € 29 million and € 649 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 145 million and 9M 2004: € 511 million), and net impairments on investments of € 34 million and € 112 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 71 million and 9M 2004: € 371 million). For the three and nine months ended September 30, 2005, net impairments on investments includes € 9 million and € 28 million, respectively, (3Q 2004: € 12 million and 9M 2004: € 23 million) of scheduled depreciation of real estate used by third parties.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	Represents ratio of administrative expenses to operating revenues.

Banking Operations by Division

The following table sets forth our banking operating revenues and earnings after taxes before minority interests in earnings and excludes amortization of goodwill, applicable only for 2004, which we refer to herein as “earnings after taxes and before minority interests”, by division. Consistent with our general practice, operating revenues and earnings after taxes and before minority interests by division are presented before consolidation adjustments representing the elimination of transactions between Allianz Group companies in different divisions and different segments.

	Three months ended September 30				Nine months ended September 30
	2005		2004		2005		2004
	Operating revenues1)	Earnings after taxes and before minority interests2)	Operating revenues1)	Earnings after taxes and before minority interests2)	Operating revenues1)	Earnings after taxes and before minority interests2)	Operating revenues1)	Earnings after taxes and before minority interests2)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Personal Banking	468	31	432	(1)	1,417	115	1,393	36
Private & Business Banking	283	67	267	39	878	238	871	155
Corporate Banking	258	106	245	86	757	240	748	201
Dresdner Kleinwort Wasserstein	613	22	475	44	1,450	108	1,542	160
IRU	15	43	65	(90)	70	91	314	83
Corporate Other3)	(163)	(137)	(10)	125	(159)	200	(92)	(12)

Dresdner Bank	1,474	132	1,474	203	4,413	992	4,776	623

Other Banks4)	68	17	53	9	198	41	172	20

Subtotal	1,542	149	1,527	212	4,611	1,033	4,948	643
Amortization of goodwill2)	—	—	—	(65)	—	—	—	(194)
Minority Interests	—	(26)	—	(22)	—	(77)	—	(104)

Total	1,542	123	1,527	125	4,611	956	4,948	345

1)	Consists of net interest income, net fee and commission income, and net trading income. Operating revenue is a measure used by management to calculate and monitor the activities and operating performance of its banking operations. This measure is used by other banks, but other banks may calculate operating income on a different basis and accordingly may not be comparable to operating income as used herein. With effect from January 1, 2004, current income (loss) from investments in associated enterprises and joint ventures is included within operating revenues.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, expenses for central functions and projects affecting Dresdner Bank as a whole which are not allocated to the operating divisions, as well as provisioning requirements for country and general risks, and realized gains and losses from Dresdner Bank’s non-strategic investment portfolio.
4)	Consists of non-Dresdner Bank banking operations within our banking segment.

Asset Management Operations

We continued to increase third-party assets under management and further strengthened our operating profit.

_	Since December 31, 2004, we have achieved an increase in our third-party assets under management of 21.5% to € 711 billion. This growth includes strong net inflows of € 48 billion.

_	In 3Q, commensurate with the marked 3.7 percentage point improvement of our cost-income ratio, which reached 57.8%, our operating profit grew by 37.8% over the prior year period to € 299 million.

_	Our asset management segment reported an improvement in net income of € 97 million, with net income reaching € 40 million in 3Q.

Earnings Summary

Our asset management segment’s results of operations are almost exclusively represented by Allianz Global Investors (or “AGI”), which accounted for 98.6% and 97.2% of our total asset management segment’s operating revenues and net income, respectively, for the first nine months of 2005. Accordingly, the discussion of our asset management segment’s results of operations for the three and nine months ended September 30, 2005, as compared to September 30, 2004, respectively, relate solely to the operations of AGI.

Operating Revenues

2005 to 2004 Three Month Comparison

Operating revenues of AGI grew by 25.1% to € 698 million. Internal growth was comparable at 24.6%. This increase reflects positive business developments worldwide, resulting primarily from higher average third-party assets under management in the United States and Germany as discussed further under “– Third-party Assets Under Management of the Allianz Group”.

2005 to 2004 Nine Month Comparison

Our operating revenues increased by 15.0% to € 1,906 million, despite the depreciation of the U.S. dollar against the Euro. Internal growth was even stronger at 17.3%. This growth reflects our continuous positive business developments worldwide, particularly in the United States and Germany, as discussed further under “– Third-party Assets Under Management of the Allianz Group”.

Operating Profit

2005 to 2004 Three Month Comparison

Operating profit of AGI increased significantly by 39.2% to € 295 million, primarily due to the aforementioned growth in our operating revenues. Operating expenses rose by 16.5% to € 403 million, which is significantly less than the increase in operating revenues, due largely to increased performance-linked compensation following our strong business development worldwide. We were successful in improving our cost-income ratio for the third consecutive quarter to 57.7% (3Q 2004: 62.0%) due in large part to strict cost management resulting in an under-proportionate increase in operating expenses compared to that of our operating revenues.

2005 to 2004 Nine Month Comparison

Operating profit grew by 35.6% to € 777 million. This positive development was driven by a 15.0% increase in operating revenues, which was markedly higher than the 4.1% rise in operating expenses.

Asset Management Segment Operating Profit

in € mn

Net Income

2005 to 2004 Three Month Comparison

AGI reported net income of € 38 million, representing a € 100 million improvement from prior year’s net loss of € 62 million, despite a € 39 million increase in acquisition-related expenses. In 3Q, acquisition-related expenses reflect solely deferred purchases of interests in PIMCO, which were agreed upon at the time our fixed income fund manager in the United States was acquired. Commensurate with the strong performance at PIMCO and the increased number of vested shares due to the maturation of the purchase program, the value of the purchase program grew significantly, resulting in an increase of deferred purchases of interest. No further acquisition-related expenses were recorded in 3Q. Our net income also benefited from the elimination of goodwill amortization under IFRS, effective January 1, 2005 (3Q 2004: € 96 million). Primarily due to improved operating profitability, tax expense increased to € 32 million compared to a tax benefit of € 9 million in the prior year period.

2005 to 2004 Nine Month Comparison

AGI reported net income of € 140 million, a € 407 million improvement from prior year’s net loss of € 267 million. Acquisition-related expenses remained stable at € 556 million. The deferred purchases of interests in PIMCO increased by 42.6% following PIMCO’s strong performance over the first nine months of 2005 and the increased number of vested shares. Tax expense increased by € 91 million due predominantly to improved operating profitability. Partially offsetting this development was a one-off deferred tax credit in 2Q related to goodwill amortization of € 36 million.

	Three months ended September 30				Nine months ended September 30
	2005		2004		2005		2004
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Operating revenues	708	698	564	558	1,933	1,906	1,664	1,658
Operating expenses	(409)	(403)	(347)	(346)	(1,148)	(1,129)	(1,086)	(1,085)

Operating profit	299	295	217	212	785	777	578	573
Acquisition-related expenses	(213)	(213)	(174)	(174)	(556)	(556)	(557)	(557)
thereof:
Deferred purchases of interests in PIMCO1)	(213)	(213)	(111)	(111)	(519)	(519)	(364)	(364)
Retention payments for management and employees of PIMCO and Nicholas Applegate	—	—	(31)	(31)	(12)	(12)	(98)	(98)
Amortization charges relating to capitalized bonuses for PIMCO management	—	—	(32)	(32)	(25)	(25)	(95)	(95)
Amortization of goodwill2)	—	—	(96)	(96)	—	—	(285)	(285)

Earnings from ordinary activities before taxes	86	82	(53)	(58)	229	221	(264)	(269)
Taxes	(34)	(32)	9	9	(51)	(49)	42	42
Minority interests in earnings	(12)	(12)	(13)	(13)	(34)	(32)	(40)	(40)

Net income (loss)	40	38	(57)	(62)	144	140	(262)	(267)

Cost-income ratio3) in %	57.8	57.7	61.5	62.0	59.4	59.2	65.3	65.4

1)	Effective January 1, 2005, and applied retrospectively, under IFRS, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan, resulting in changes in the fair value of the shares issued to be recognized as expense.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	Represents ratio of operating expenses to operating revenues.

Third-party Assets Under Management of the Allianz Group

Overall, third-party assets accounted for approximately 58% or € 711 billion of assets managed by the Allianz Group at September 30, 2005. We manage our third-party asset management business primarily through our asset management subsidiary AGI. At September 30, 2005, AGI managed approximately € 677 billion, or 95.2%, of our third-party assets under management. The remainder of our third-party assets are managed by Dresdner Bank (approximately € 16 billion, or 2.3%) and other Allianz Group companies (approximately € 18 billion, or 2.5%).

Since December 31, 2004, our third-party assets under management have increased by 21.5% to € 711 billion. With significant net inflows of € 48 billion, we continue to demonstrate our strong market position as one of the world’s five largest asset managers. Net inflows were particularly strong in our fixed income business within the United States at PIMCO and within Germany at Allianz Dresdner Global Investors. Primarily attributable to favorable equity capital markets and, to a lesser extent, bond capital markets, market-related appreciation in the value of our third-party assets amounted to € 27 billion. Positive effects from exchange rate movements were € 56 billion, resulting primarily from the strengthening of the U.S. dollar compared to the Euro. Our third-party assets under management were negatively affected by the sale of Cadence Capital Management in the United States in 3Q, which resulted in a € 5 billion decline in our third-party assets.

Third-party Assets Under Management – Fair Values by Geographic Region1)

in € bn

1)	Based on the domicile of respective investment companies.
2)	Consists of third-party assets managed by Dresdner Bank (approximately € 16 billion and € 19 billion at September 30, 2005 and December 31, 2004, respectively) and by other Allianz Group companies (approximately € 18 billion and € 16 billion at September 30, 2005 and December 31, 2004, respectively).

*)	Includes primarily investments in real estate

Outlook

We expect an overall increase in total revenues in line with 2004 and continue to focus our efforts in sustaining and selectively improving our operating profit. However, as always, natural catastrophes and adverse developments in the capital markets, as well as the other factors noted below, may severely impact our profitability.

For 2005, the Allianz Group has the following targets:

Within our Property-Casualty segment we want to maintain a combined ratio below 95%. We remain confident that our Life/Health segment will achieve its operating profit target of at least € 1.5 billion. Dresdner Bank is on track to earn its cost of capital in 2005. Additionally, we target a 10% increase in operating profit for our Asset Management business.

Due to the strong performance in 3Q and the first nine months of 2005, we expect to surpass our targets for 2005.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words ‘may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue’ and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The company assumes no obligation to update any forward-looking information contained herein.

Consolidated Financial Statements

Contents

31	Consolidated Balance Sheets
32	Consolidated Income Statements
33	Consolidated Statements of Changes in Shareholders’ Equity
34	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

35	1	Basis of presentation
35	2	Recently adopted accounting pronouncements
40	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

48	4	Intangible assets
48	5	Investments
49	6	Loans and advances to banks
49	7	Loans and advances to customers
49	8	Financial assets carried at fair value through income
50	9	Amounts ceded to reinsurers from reserves for insurance and investment contracts
50	10	Shareholders’ equity
50	11	Participation certificates and subordinated liabilities
51	12	Reserves for insurance and investment contracts
52	13	Liabilities to banks
52	14	Liabilities to customers
52	15	Certificated liabilities
53	16	Financial liabilities carried at fair value through income
53	17	Other accrued liabilities
53	18	Other liabilities

Supplementary Information to the Consolidated Income Statements

54	19	Premiums earned (net)
56	20	Interest and similar income
56	21	Income from investments in associated enterprises and joint ventures (net)
57	22	Other income from investments
57	23	Income from financial assets and liabilities carried at fair value through income (net)
57	24	Fee and commission income, and income from service activities
58	25	Other income
59	26	Insurance and investment contract benefits (net)
61	27	Interest and similar expenses
61	28	Other expenses from investments
61	29	Loan loss provisions
62	30	Acquisition costs and administrative expenses (net)
64	31	Other expenses
64	32	Taxes

Other Information

64	33	Other information
66	34	Subsequent events

Consolidated Balance Sheets

As of September 30, 2005 and as of December 31, 2004

ASSETS	Note	September 30, 2005	December 31, 2004
		€ mn	€ mn
Intangible assets	4	15,465	15,147
Investments in associated enterprises and joint ventures		3,470	5,757
Investments	5	276,177	248,327
Loans and advances to banks	6	150,048	181,543
Loans and advances to customers	7	193,179	195,680
Financial assets carried at fair value through income	8	235,097	240,574
Cash and cash equivalents		24,093	15,628
Amounts ceded to reinsurers from reserves for insurance and investment contracts	9	23,533	22,310
Deferred tax assets		15,242	14,139
Other assets		52,894	51,213

Total assets		989,198	990,318

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	September 30, 2005	December 31, 2004
		€ mn	€ mn
Shareholders’ equity	10	48,588	37,691
Participation certificates and subordinated liabilities	11	14,547	13,230
Reserves for insurance and investment contracts	12	356,489	326,380
Liabilities to banks	13	147,998	191,347
Liabilities to customers	14	159,907	157,137
Certificated liabilities	15	58,645	57,752
Financial liabilities carried at fair value through income	16	141,085	145,137
Other accrued liabilities	17	13,797	13,984
Other liabilities	18	29,154	31,271
Deferred tax liabilities		15,544	14,350
Deferred income		3,444	2,039

Total shareholders’ equity and liabilities		989,198	990,318

Consolidated Income Statements

for the three months and nine months ended September 30, 2005 and 2004

	Note	Three months ended September 30,		Nine months ended September 30,
		2005	2004	2005	2004
		€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	19	13,994	13,830	42,292	41,829
Interest and similar income	20	5,282	5,181	16,597	15,773
Income from investments in associated enterprises and joint ventures (net)	21	80	68	962	707
Other income from investments	22	1,008	783	3,487	4,137
Income from financial assets and liabilities carried at fair value through income (net)	23	617	346	1,099	1,305
Fee and commission income, and income from service activities	24	2,074	1,616	5,989	4,962
Other income	25	408	678	1,679	1,791

Total income		23,463	22,502	72,105	70,504

Insurance and investment contract benefits (net)	26	(13,375)	(12,318)	(40,194)	(38,860)
Interest and similar expenses	27	(1,387)	(1,460)	(4,700)	(4,234)
Other expenses from investments	28	(310)	(651)	(925)	(2,102)
Loan loss provisions	29	132	(51)	88	(273)
Acquisition costs and administrative expenses (net)	30	(6,141)	(5,806)	(17,598)	(17,286)
Amortization of goodwill		—	(297)	—	(885)
Other expenses	31	(724)	(730)	(2,707)	(2,770)

Total expenses		(21,805)	(21,313)	(66,036)	(66,410)

Earnings from ordinary activities before taxes		1,658	1,189	6,069	4,094
Taxes	32	(530)	(497)	(1,541)	(1,240)
Minority interests in earnings		(334)	(224)	(1,020)	(884)

Net income		794	468	3,508	1,970

		€	€	€	€
Basic earnings per share	33	2.03	1.28	9.11	5.37
Diluted earnings per share	33	2.02	1.27	9.06	5.35

Consolidated Statements of Changes in Shareholders’ Equity

for the nine months ended September 30, 2005 and 2004

	Paid–in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity before minority interests	Minority interests in shareholders’ equity	Shareholders’ equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2003, as previously reported	19,347	6,914	(1,916)	4,247	28,592	8,367	36,959
Effect of implementation of new accounting standards (Note 2)	—	(2,821)	23	2,199	(599)	(1,101)	(1,700)

Balance as of December 31, 2003, as adjusted	19,347	4,093	(1,893)	6,446	27,993	7,266	35,259
Foreign currency translation adjustments	—	—	99	17	116	15	131
Changes in the group of consolidated companies	—	(22)	14	5	(3)	—	(3)
Treasury shares	—	43	—	—	43	—	43
Unrealized gains and losses (net)	—	—	—	(704)	(704)	39	(665)
Net income	—	1,970	—	—	1,970	884	2,854
Dividends paid	—	(551)	—	—	(551)	(432)	(983)
Miscellaneous	—	104	—	—	104	(433)	(329)

Balance as of September 30, 2004	19,347	5,637	(1,780)	5,764	28,968	7,339	36,307

Balance as of December 31, 2004, as previously reported	19,433	8,478	(2,680)	5,597	30,828	9,531	40,359
Effect of implementation of new accounting standards (Note 2)	—	(2,585)	46	1,706	(833)	(1,835)	(2,668)

Balance as of December 31, 2004, as adjusted	19,433	5,893	(2,634)	7,303	29,995	7,696	37,691
Foreign currency translation adjustments	—	—	1,428	44	1,472	34	1,506
Changes in the group of consolidated companies	—	(195)	2	(13)	(206)	106	(100)
Capital paid in	2,064	—	—	—	2,064	—	2,064
Treasury shares	—	1,640	—	—	1,640	—	1,640
Unrealized gains and losses (net)	—	—	—	2,191	2,191	466	2,657
Net income	—	3,508	—	—	3,508	1,020	4,528
Dividends paid	—	(674)	—	—	(674)	(594)	(1,268)
Miscellaneous	—	(172)	—	—	(172)	42	(130)

Balance as of September 30, 2005	21,497	10,000	(1,204)	9,525	39,818	8,770	48,588

Consolidated Statements of Cash Flows

for the nine months ended September 30, 2005 and 2004

Nine months ended September 30,	2005	2004
	€ mn	€ mn
Operating activities
Net income	3,508	1,970
Change in unearned premiums	1,712	1,469
Change in aggregate policy reserves (without aggregate policy reserves for life insurance products in accordance with SFAS 97)	12,283	10,912
Change in reserve for loss and loss adjustment expenses	2,759	2,091
Change in other insurance reserves (without change in the reserve for latent premium refunds from unrealized investment gains and losses)	2,745	1,714
Change in deferred acquisition costs	(1,716)	(544)
Change in funds held by others under reinsurance business assumed	(10)	457
Change in funds held under reinsurance business ceded	(1,240)	477
Change in accounts receivable/payable on reinsurance business	(84)	(49)
Change in trading securities (including trading liabilities)	8,513	(22,059)
Change in loans and advances to banks and customers	34,657	(38,888)
Change in liabilities to banks and customers	(40,857)	47,255
Change in certificated liabilities	797	2,397
Change in other receivables and liabilities	(1,388)	5,392
Change in deferred tax assets/liabilities (without change in deferred tax assets/liabilities from unrealized investment gains and losses)	(52)	164
Non-cash investment income/expenses	(4,470)	(3,024)
Amortization of goodwill	—	885
Other	1,518	(1,958)

Net cash flow provided by operating activities	18,675	8,661

Investing activities
Change in securities available-for-sale	(19,716)	(9,648)
Change in investments held-to-maturity	200	(607)
Change in real estate	(53)	(1,457)
Change in other investments	3,124	861
Change in cash and cash equivalents from the acquisition of consolidated affiliated companies	—	(1,293)
Other	(284)	(1,528)

Net cash flow used in investing activities	(16,729)	(13,672)

Financing activities
Change in participation certificates and subordinated liabilities	1,311	1,232
Change in investments held on account and at risk of life insurance policyholders	(8,916)	(6,177)
Change in aggregate policy reserves for life insurance products according to SFAS 97	10,404	4,365
Cash inflow from capital increases	2,064	—
Dividend payouts	(1,268)	(983)
Other from shareholders’ capital and minority interests (without change in revenue reserve from unrealized investment gains and losses)	2,862	1,830

Net cash flow provided by financing activities	6,457	267

Effect of exchange rate changes on cash and cash equivalents	62	14

Change in cash and cash equivalents	8,465	(4,730)
Cash and cash equivalents at beginning of period	15,628	25,528

Cash and cash equivalents at end of period	24,093	20,798

The data for the Allianz Group’s consolidated statements of cash flows was prepared in accordance with International Financial Reporting Standards (IFRS).

Outflows for taxes on income amounted to € 969 mn (2004: € 885 mn).

Notes to the Consolidated Financial Statements

1 Basis of presentation

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) as adopted under European Union (EU) regulations in accordance with clause 315a of the German Commercial Code (HGB). EU regulations require full compliance with IFRS with the exception of the IAS 39 carve-out rules. Nevertheless, the endorsement by the EU, i.e. the elimination of the carve-out-rule, is expected before year-end 2005 and thus the fair value option for liabilities is already applied. Since 2002, the designation IFRS applies to the overall framework of all standards approved by the International Accounting Standards Board. Already approved standards continue to be cited as International Accounting Standards (IAS). All standards currently applicable have been adopted in the preparation of these consolidated financial statements.

For years through 2004, IFRS did not provide specific guidance concerning the reporting of insurance and reinsurance contracts. Therefore, as envisioned in the IFRS Framework, the provisions embodied under accounting principles generally accepted in the United States of America (U.S. GAAP) have been applied. See Note 2 regarding changes to IFRS effective January 1, 2005. The financial statements are presented in Euros (€).

In certain cases, prior reporting period figures were reclassified in the consolidated balance sheet and in the consolidated income statement to make them comparable with the presentation of the current reporting period. These reclassifications had no impact on income.

2 Recently adopted accounting pronouncements

Effects of accounting pronouncements adopted prior to July 1, 2005

Effective January 1, 2005, the Allianz Group adopted IAS 32 revised, Financial Instruments: Disclosure and Presentation (“IAS 32 revised”) and IAS 39 revised, Financial Instruments: Recognition and Measurement (“IAS 39 revised”).

IAS 39 revised prohibits reversals of impairment losses on equity securities. According to the Allianz Group’s previous accounting policy, if the amount of an impairment previously recorded on an equity security decreases, the impairment was reversed. IAS 39 revised required retrospective application of this change; therefore, the Allianz Group’s previously issued consolidated financial statements were required to be restated to include the effects of this change. As a result of the adoption of this provision of IAS 39 revised, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Other income from investments	(15)	(262)
Insurance and investment contract benefits (net)	(27)	93
Other expenses from investments	34	100
Taxes	5	18
Minority interests in earnings	(1)	(5)

Net impact on previously reported net income	(4)	(56)

In accordance with IAS 32 revised, a financial instrument qualifies as a financial liability of the issuer if it gives the holder the right to put the instrument back to the issuer for cash or another financial asset (a “puttable instrument”). The classification as a financial liability is independent of considerations such as when the right is exercisable, how the amount payable or receivable upon exercise of the right is determined, and whether the puttable instrument has a fixed maturity. As a result of the adoption of IAS 32 revised, the Allianz Group was required to reclassify the minority interests in shareholders’ equity of certain consolidated investment funds to liabilities. These liabilities are required to be recorded at redemption amount with changes recorded in the consolidated income statement.

Further, IAS 39 revised created a new category, designated at fair value through income, for financial assets. Financial assets designated at fair value through income are recognized at fair value with changes recognized in net income. As a result of being required to record the liabilities related to the previously mentioned consolidated investment funds at the redemption amount due to the adoption of IAS 32 revised, the Allianz Group reclassified the related investments from securities available-for-sale to financial assets designated at fair value through income. IAS 39 revised required retrospective application of these changes.

As a result of the adoption of these provisions of IAS 32 revised and IAS 39 revised, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Interest and similar income	(9)	(38)
Other income from investments	(54)	(130)
Income from financial assets and liabilities carried at fair value through income (net)	38	125
Insurance and investment contract benefits (net)	10	(33)
Other expenses from investments	27	82
Taxes	(4)	(2)
Minority interests in earnings	(7)	2

Net impact on previously reported net income	1	6

In addition, as a result of the adoption of IAS 39 revised, the Allianz Group reclassified certain securities available-for-sale to loans and advances to banks and loans and advances to customers. As a result of the adoption of this provision of IAS 39 revised, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Other income from investments	11	8
Other income	(11)	(8)
Other expenses from investments	33	45
Other expenses	(33)	(45)

Net impact on previously reported net income	—	—

Effective January 1, 2005, the Allianz Group adopted IFRS 2, Share Based Payments (“IFRS 2”). In accordance with IFRS 2, share based compensation plans are required to be classified as equity settled or cash settled plans. Equity settled plans are measured at fair value on the grant date with changes recognized in the income statement and shareholders’ equity over the vesting period. Cash settled plans are measured at fair value at each reporting date and recognized as liabilities. Changes in the fair value of cash settled plans are recognized as expense in the income statement.

A company is considered to have a cash settled plan if the shares issued are redeemable, either mandatorily or at the counter-party’s option. In this respect, IFRS 2 has incorporated the “puttable instrument” concept of IAS 32 revised, which requires that such instruments be classified as liabilities rather than equity instruments. As a result of the adoption of IFRS 2, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan as the equity instruments issued are puttable at the counter-party’s option. According to the Allianz Group’s previous accounting policy, the Class B Plan was considered an equity settled plan.

Further, IFRS 2 requires that equity settled plans include a best estimate of the number of equity instruments that are expected to vest in determining the amount of expense to be recognized. The Allianz Group’s previous accounting policy required that forfeitures of equity instruments be recognized when incurred.

As a result of the adoption of IFRS 2, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Acquisition and administrative expenses (net)	(60)	(206)
Taxes	12	50
Minority interests in earnings	29	84

Net impact on previously reported net income	(19)	(72)

Effective January 1, 2005, the Allianz Group adopted IFRS 3, Business Combinations (“IFRS 3”). In accordance with IFRS 3, a company must cease the amortization of goodwill and intangible assets with an indefinite life and rather test for impairment on an annual basis in addition to whenever there is an indication that the carrying value is not recoverable. As a result of the adoption on IFRS 3 on January 1, 2005, the Allianz Group ceased amortization of goodwill and brand names.

Effective January 1, 2005, the Allianz Group adopted IFRS 4, Insurance Contracts (“IFRS 4”). IFRS 4 represents the completion of phase I and is a transitional standard until the IASB has more fully addressed the recognition and measurement of insurance contracts. IFRS 4 requires that all contracts issued by insurance companies be classified as either insurance contracts or investment contracts. Contracts with significant insurance risk are considered insurance contracts. IFRS 4 permits a company to continue with it’s previously adopted accounting policies with regard to recognition and measurement of insurance contracts. Only in case of presentation of more reliable figures a change in accounting policy shall be carried out. As a result, the Allianz Group principally continues to apply the provisions of US GAAP for the recognition and measurement of insurance contracts. Contracts issued by insurance companies without significant insurance risk are considered investment contracts. Investment contracts are accounted for in accordance with IAS 39 revised. As a result of the adoption of IFRS 4, certain contracts were reclassified as investment contracts. This change did not have a material effect on the Allianz Group’s shareholders’ equity as of December 31, 2003.

Further, the Allianz Group reclassified the assets related to unit-linked insurance and investment contracts to financial assets designated at fair value through income and the related liabilities to financial liabilities designated at fair value through income as allowed under the EU insurance directives.

As a result of this reclassification, the Allianz Group recorded the following effects in its consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004
	€ mn	€ mn
Income from financial assets and liabilities carried at fair value through income (net)	12	(105)
Insurance and investment contract benefits (net)	(12)	105

Net impact on previously reported net income	—	—

As previously disclosed, the retrospective application of adoption of these new standards, resulted in a decrease in shareholders’ equity of € 2,631 mn and € 1,700 mn as of December 31, 2004 and 2003, respectively.

Effects of accounting pronouncements adopted subsequent to June 30, 2005

Impairments of equity securities

IAS 39 revised requires a change to the Allianz Group’s impairment criteria for available-for-sale equity securities. An equity security is considered to be impaired if there is objective evidence that the cost of the equity security may not be recovered. IAS 39 revised requires that a significant or prolonged decline in the fair value of an equity security below cost is considered to be objective evidence of impairment. The Allianz Group established, beside the existing qualitative impairment criteria, new quantitative impairment criteria for equity securities to define significant or prolonged decline. To satisfy the significant criteria, the Allianz Group has established a policy that an equity security is considered impaired if the fair value is below the weighted-average cost by more than 20%. To satisfy the prolonged criteria, the Allianz Group established a policy that an equity security is considered impaired if the fair value is below the weighted-average cost for greater than nine months. Each of these policies is applied independently at the subsidiary level.

In addition, IAS 39 revised does not allow an adjusted cost basis to be established upon impairment of an equity security. Rather, each reporting period, if the fair value is less than the original cost basis of the equity security, the security is analyzed for impairment based upon the Allianz Group’s impairment criteria. At each reporting date, for equity securities that are determined to be impaired based upon the Allianz Group’s impairment criteria, an impairment is recognized for the difference between the fair value and the original cost basis, less any previously recognized impairments. According to the Allianz Group’s previously applied accounting policy, upon the recognition of an impairment of an equity security, an adjusted cost basis was established. Therefore, at each reporting period, if the fair value was less than the adjusted cost basis of the equity security, the security was analyzed for impairment based upon the Allianz Group’s impairment criteria.

IAS 39 revised required retrospective application of these changes; therefore, the Allianz Group’s previously issued consolidated financial statements were required to be restated to include the effects of these changes. During the three months ended September 30, 2005, the Allianz Group adopted these provisions of IAS 39. The Allianz Group did not adopt these provisions prior to the three months ended September 30, 2005, as it was in discussions with accounting standard setters to determine if the adoption of IAS 39 revised would result in a difference to accounting principles generally accepted in the United States (“US GAAP”). These discussions were concluded in the third quarter 2005 and will result in a difference in accounting under US GAAP after January 1, 2005, as the Allianz Group is not allowed to retrospectively apply these provisions under US GAAP. The Allianz Group continues to monitor the discussions by the IFRIC regarding clarification of the timing of impairment testing (quarterly versus annually).

As a result, the Allianz Group recorded the following effects in the consolidated income statements:

(Debit) Credit	Three months ended September 30, 2004	Nine months ended September 30, 2004	Three months ended March 31, 2005	Three months ended June 30, 2005
	€ mn	€ mn	€ mn	€ mn
Other income from investments	111	742	307	38
Insurance and investment contract benefits (net)	17	(138)	(179)	(7)
Other expenses from investments	(157)	(199)	56	(11)
Taxes	(15)	(70)	(31)	(3)
Minority interests in earnings	(3)	(68)	(10)	(3)

Net impact on previously reported net income	(47)	267	143	14

Further, as a result of these provisions of IAS 39, the Allianz Group recorded the following effects in shareholders’ equity:

Increase (Decrease)	As of December 31, 2003	As of December 31, 2004
	€ mn	€ mn
Revenue reserves	(2,105)	(1,655)
Unrealized gains and losses (net)	2,105	1,655

Net impact on previously reported shareholders’ equity	—	—

Fair value option for financial liabilities

IAS 39 revised created a new category, designated at fair value through income, for financial assets and liabilities. Both, financial assets and liabilities designated at fair value through income are recognised at fair value with changes recognised in net income. The Allianz Group already implemented this new rule for financial assets as of January 1, 2005. The implementation of this regulation with regard to financial liabilities was not allowed because the EU did not endorse it based on the revised IAS 39. In June 2005 the IASB adjusted the fair value regulation and considered the concerns raised by the EU. It is expected that the EU will endorse the new rules in the fourth quarter 2005. Thus, the Allianz Group already applied the fair value option for financial liabilities retrospectively in the third quarter due to the forthcoming EU endorsement.

As a result, the Allianz Group recorded the following effects in the consolidated income statements:

(Debit) Credit	Three months ended March 31, 2005	Three months ended June 30, 2005
	€ mn	€ mn
Interest and similar income	(15)	(17)
Income from financial assets and liabilities carried at fair value through income	(9)	4
Interest and similar expenses	15	13
Taxes	3	—

Net impact on previously reported net income	(6)	—

Further, as a result of this change, the Allianz Group recorded the following effect in shareholders’ equity:

Increase (Decrease)	As of December 31, 2003	As of December 31, 2004
	€ mn	€ mn
Revenue reserves	(12)	(23)

Net impact on previously reported shareholders’ equity	(12)	(23)

Discretionary participating features

IFRS 4 contains specific guidance for contracts with discretionary participation features (DPF). These include other contracts that have additional payments where the timing or amount is at the discretion of the company. Based on this definition the Allianz Group recognised retrospectively a deferred premium refund for specific contracts for the Swiss business.

As a result, the Allianz Group recorded the following effects in the consolidated income statements:

(Debit) Credit	Three months ended March 31, 2005	Three months ended June 30, 2005
	€ mn	€ mn
Insurance and investment contract benefits (net)	—	(17)
Taxes	—	5
Minority interests in earnings	—	4

Net impact on previously reported net income	—	(8)

Further, as a result of this change, the Allianz Group recorded the following effects in shareholders’ equity:

Increase (Decrease)	As of December 31, 2003	As of December 31, 2004
	€ mn	€ mn
Revenue reserves	24	5
Unrealized gains and losses (net)	(15)	(13)
Minority interests in shareholders’ equity	3	(6)

Net impact on previously reported shareholders’ equity	12	(14)

Accounting for business combinations

During the three months ended September 30, 2005, the Allianz Group revised its accounting policy for accounting of business combinations for acquisitions of companies already under control of the Allianz Group. IFRS 3 does not include any regulations on minority acquisition accounting. Thus, the Allianz Group introduced the pure equity transaction approach to cover this accounting gap. According to the pure equity transaction approach, the acquisition of a minority does not result in further revaluations of assets and liabilities. Instead the excess amount of the purchase price over the carrying amount of the minority will directly reduce the equity. The Allianz Group has to retrospectively apply this rule as of January 1, 2005 because since then minorities have to be presented in the equity according to the revised IAS 27.

As a result, the Allianz Group recorded the following effects in the consolidated income statements:

(Debit) Credit	Three months ended March 31, 2005	Three months ended June 30, 2005
	€ mn	€ mn
Income from investments in associated enterprises and joint ventures (net)	—	(15)
Other income from investments	(1)	(13)
Interest and similar expenses	4	1
Taxes	1	5
Minority interests in earnings	(1)	11

Net impact on previously reported net income	3	(11)

In addition, during the three months ended March 31, 2005 and six months ended June 30, 2005, the Allianz Group recorded € 2 mn and € 199 mn of previously capitalized goodwill directly in equity as a result of this provision.

3 Segment reporting

Business Segment Information – Consolidated Balance Sheets

As of September 30, 2005 and as of December 31, 2004

ASSETS	Property-Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Group
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Intangible assets	2,230	2,185	4,012	4,075	2,541	2,526	6,682	6,362	—	(1)	15,465	15,147
Investments in associated enterprises and joint ventures	48,231	48,359	4,038	5,532	2,764	3,037	3	3	(51,566)	(51,174)	3,470	5,757
Investments	86,612	81,245	173,886	154,920	16,672	17,736	800	529	(1,793)	(6,103)	276,177	248,327
Loans and advances to banks	13,632	7,424	56,984	56,699	81,281	119,025	274	144	(2,123)	(1,749)	150,048	181,543
Loans and advances to customers	2,006	6,224	27,658	28,808	171,348	168,346	85	29	(7,918)	(7,727)	193,179	195,680
Financial assets carried at fair value through income	3,285	1,137	61,708	46,668	169,914	192,746	307	131	(117)	(108)	235,097	240,574
Cash and cash equivalents	2,336	1,665	1,574	968	20,054	13,097	588	431	(459)	(533)	24,093	15,628
Amounts ceded to reinsurers from reserves for insurance and investment contracts	14,561	12,337	10,827	16,382	—	—	—	—	(1,855)	(6,409)	23,533	22,310
Deferred tax assets	7,597	6,816	3,849	3,451	3,588	3,679	202	187	6	6	15,242	14,139
Other assets	21,579	20,045	23,501	20,362	10,131	15,341	3,407	2,942	(5,724)	(7,477)	52,894	51,213

Total segment assets	202,069	187,437	368,037	337,865	478,293	535,533	12,348	10,758	(71,549)	(81,275)	989,198	990,318

SHAREHOLDERS’ EQUITY AND LIABILITIES	Property-Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Group
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Participation certificates and subordinated liabilities	7,307	5,497	140	141	7,308	7,815	—	—	(208)	(223)	14,547	13,230
Reserves for insurance and investment contracts	86,931	83,095	271,574	249,854	4	4	—	—	(2,020)	(6,573)	356,489	326,380
Liabilities to banks	2,605	1,358	1,082	1,241	144,644	189,187	41	7	(374)	(446)	147,998	191,347
Liabilities to customers	5,080	5,336	74	165	161,718	158,127	500	294	(7,465)	(6,785)	159,907	157,137
Certificated liabilities	9,668	11,405	4	68	49,610	47,041	4	4	(641)	(766)	58,645	57,752
Financial liabilities carried at fair value through income	1,252	530	56,679	44,776	83,277	99,934	—	—	(123)	(103)	141,085	145,137
Other accrued liabilities	6,032	5,960	856	1,016	5,115	5,783	1,794	1,225	—	—	13,797	13,984
Other liabilities	13,652	12,352	16,371	21,280	4,482	8,859	1,290	709	(6,641)	(11,929)	29,154	31,271
Deferred tax liabilities	8,310	7,894	5,172	4,539	1,989	1,860	73	57	—	—	15,544	14,350
Deferred income	124	161	124	139	3,170	1,737	26	2	—	—	3,444	2,039

Total segment liabilities	140,961	133,588	352,076	323,219	461,317	520,347	3,728	2,298	(17,472)	(26,825)	940,610	952,627

Shareholders’ equity*)											48,588	37,691

Total shareholders’ equity and liabilities											989,198	990,318

*)	Shareholders’ equity and minority interests in shareholders’ equity.

Business Segment Information – Consolidated Income Statements

for the three months ended September 30, 2005 and 2004

Three months ended September 30,	Property-Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	9,788	9,840	4,206	3,990	—	—	—	—	—	—	13,994	13,830
Interest and similar income	906	932	2,846	2,693	1,643	1,751	23	16	(136)	(211)	5,282	5,181
Income from associated enterprises and joint ventures (net)	152	72	54	82	54	29	—	—	(180)	(115)	80	68
Other income from investments	329	207	639	443	44	130	1	—	(5)	3	1,008	783
Income from financial assets and liabilities carried at fair value through income (net)	(65)	3	291	103	375	244	16	(1)	—	(3)	617	346
Fee and commission income, and income from service activities	451	243	53	52	772	701	968	778	(170)	(158)	2,074	1,616
Other income	176	281	211	387	35	42	5	6	(19)	(38)	408	678

Total income	11,737	11,578	8,300	7,750	2,923	2,897	1,013	799	(510)	(522)	23,463	22,502

Insurance and investment contract benefits (net)	(7,247)	(6,853)	(6,128)	(5,465)	—	—	—	—	—	—	(13,375)	(12,318)
Interest and similar expenses	(243)	(369)	(102)	(212)	(1,165)	(1,092)	(11)	(3)	134	216	(1,387)	(1,460)
Other expenses from investments	(74)	(319)	(187)	(275)	(49)	(56)	—	(1)	—	—	(310)	(651)
Loan loss provisions	(3)	2	6	(1)	129	(54)	—	—	—	2	132	(51)
Acquisition costs and administrative expenses (net)	(2,799)	(2,654)	(1,077)	(1,199)	(1,558)	(1,440)	(891)	(657)	184	144	(6,141)	(5,806)
Amortization of goodwill	—	(96)	—	(40)	—	(65)	—	(96)	—	—	—	(297)
Other expenses	(505)	(337)	(149)	(176)	(57)	(177)	(25)	(95)	12	55	(724)	(730)

Total expenses	(10,871)	(10,626)	(7,637)	(7,368)	(2,700)	(2,884)	(927)	(852)	330	417	(21,805)	(21,313)

Earnings from ordinary activities before taxes	866	952	663	382	223	13	86	(53)	(180)	(105)	1,658	1,189
Taxes	(277)	(452)	(147)	(186)	(74)	134	(34)	9	2	(2)	(530)	(497)
Minority interests in earnings	(181)	(132)	(140)	(71)	(26)	(22)	(12)	(13)	25	14	(334)	(224)

Net income	408	368	376	125	123	125	40	(57)	(153)	(93)	794	468

Business Segment Information – Consolidated Income Statements

for the nine months ended September 30, 2005 and 2004

Nine months ended September 30,	Property-Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums earned (net)	28,522	28,827	13,770	13,002	—	—	—	—	—	—	42,292	41,829
Interest and similar income	3,067	3,076	8,786	8,383	5,100	4,878	67	47	(423)	(611)	16,597	15,773
Income from associated enterprises and joint ventures (net)	1,305	1,560	724	283	238	116	—	—	(1,305)	(1,252)	962	707
Other income from investments	1,143	1,647	2,082	1,931	596	515	6	7	(340)	37	3,487	4,137
Income from financial assets and liabilities carried at fair value through income (net)	(166)	(22)	291	168	953	1,160	21	2	—	(3)	1,099	1,305
Fee and commission income, and income from service activities	1,266	672	136	154	2,412	2,310	2,661	2,283	(486)	(457)	5,989	4,962
Other income	817	650	669	971	249	195	22	23	(78)	(48)	1,679	1,791

Total income	35,954	36,410	26,458	24,892	9,548	9,174	2,777	2,362	(2,632)	(2,334)	72,105	70,504

Insurance and investment contract benefits (net)	(19,884)	(20,575)	(20,285)	(18,285)	—	—	—	—	(25)	—	(40,194)	(38,860)
Interest and similar expenses	(1,125)	(1,121)	(340)	(542)	(3,615)	(3,162)	(37)	(10)	417	601	(4,700)	(4,234)
Other expenses from investments	(270)	(912)	(498)	(672)	(137)	(364)	—	(2)	(20)	(152)	(925)	(2,102)
Loan loss provisions	(3)	(1)	3	(2)	88	(271)	—	—	—	1	88	(273)
Acquisition costs and administrative expenses (net)	(8,305)	(7,928)	(3,055)	(3,331)	(4,336)	(4,446)	(2,427)	(2,010)	525	429	(17,598)	(17,286)
Amortization of goodwill	—	(287)	—	(119)	—	(194)	—	(285)	—	—	—	(885)
Other expenses	(1,985)	(1,412)	(499)	(630)	(207)	(513)	(84)	(319)	68	104	(2,707)	(2,770)

Total expenses	(31,572)	(32,236)	(24,674)	(23,581)	(8,207)	(8,950)	(2,548)	(2,626)	965	983	(66,036)	(66,410)

Earnings from ordinary activities before taxes	4,382	4,174	1,784	1,311	1,341	224	229	(264)	(1,667)	(1,351)	6,069	4,094
Taxes	(909)	(1,069)	(282)	(442)	(308)	225	(51)	42	9	4	(1,541)	(1,240)
Minority interests in earnings	(724)	(725)	(394)	(283)	(77)	(104)	(34)	(40)	209	268	(1,020)	(884)

Net income	2,749	2,380	1,108	586	956	345	144	(262)	(1,449)	(1,079)	3,508	1,970

The following table sets forth the total revenues, operating profit and IFRS net income for each of our business segments for the three months and nine months ended September 30, 2005 and 2004, as well as IFRS consolidated net income of the Allianz Group.

Three months ended September 30,	Property-Casualty		Life/Health		Banking		Asset Management		Consolidation Adjustments		Total Group
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Total revenues*)	10,472	10,432	11,116	10,841	1,542	1,527	708	564	(63)	(228)	23,775	23,136
Operating profit	696	1,138	478	378	250	136	299	217	—	—	1,723	1,869

Earnings from ordinary activities before taxes	866	952	663	382	223	13	86	(53)	(180)	(105)	1,658	1,189
Taxes	(277)	(452)	(147)	(186)	(74)	134	(34)	9	2	(2)	(530)	(497)
Minority interests in earnings	(181)	(132)	(140)	(71)	(26)	(22)	(12)	(13)	25	14	(334)	(224)

Net income (loss)	408	368	376	125	123	125	40	(57)	(153)	(93)	794	468

Nine months ended September 30,
Total revenues*)	34,439	34,646	34,942	31,946	4,611	4,948	1,933	1,664	(192)	(612)	75,733	72,592
Operating profit	3,090	2,898	1,283	1,048	759	567	785	578	—	—	5,917	5,091

Earnings from ordinary activities before taxes	4,382	4,174	1,784	1,311	1,341	224	229	(264)	(1,667)	(1,351)	6,069	4,094
Taxes	(909)	(1,069)	(282)	(442)	(308)	225	(51)	42	9	4	(1,541)	(1,240)
Minority interests in earnings	(724)	(725)	(394)	(283)	(77)	(104)	(34)	(40)	209	268	(1,020)	(884)

Net income (loss)	2,749	2,380	1,108	586	956	345	144	(262)	(1,449)	(1,079)	3,508	1,970

*)	Total revenues comprise property-casualty segment’s gross premiums written, life/health segment’s statutory premiums, banking segment’s operating revenues, and asset management segment’s operating revenues.

Property-Casualty Insurance Segment

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Gross premiums written	10,472	10,432	34,439	34,646
Premiums earned (net)1)	9,788	9,840	28,522	28,827
Current income from investments (net)2)	776	721	2,622	2,387
Insurance benefits (net)3)	(7,225)	(6,803)	(19,845)	(20,249)
Net acquisition costs and administrative expenses4)	(2,648)	(2,540)	(7,954)	(7,619)
Other operating income/(expenses)(net)	5	(80)	(255)	(448)

Operating profit	696	1,138	3,090	2,898

Net capital gains and impairments on investments5)	296	(112)	1,040	982
Net trading income/(expenses)6)	(108)	(1)	(269)	(36)
Intra-group dividends and profit transfer	143	96	1,207	1,145
Interest expense on external debt	(160)	(199)	(630)	(654)
Amortization of goodwill7)	—	(96)	—	(287)
Restructuring charges	(1)	—	(56)	—
Other non-operating income/(expenses) (net)	—	126	—	126

Earnings from ordinary activities before taxes	866	952	4,382	4,174

Taxes	(277)	(452)	(909)	(1,069)
Minority interests in earnings	(181)	(132)	(724)	(725)

Net income	408	368	2,749	2,380

Loss ratio8) in %	72.9	66.4	68.2	68.2
Expense ratio9) in %	24.1	24.5	24.8	25.0

Combined ratio in %	97.0	90.9	93.0	93.2

1)	Net of earned premiums ceded to reinsurers of € 1,614 million and € 4,071 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 1,518 million and 9M 2004: € 4,079 million).
2)	Net of investment management expenses of € 88 million and € 257 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 79 million and 9M 2004: € 244 million), and interest expenses of € 21 million and € 136 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 99 million and 9M 2004: € 341 million).
3)	Comprises net claims incurred of € 7,130 million and € 19,456 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 6,529 million and 9M 2004: € 19,655 million), net expenses from changes in other net underwriting provisions of € 44 million and € 130 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 212 million and 9M 2004: € 398 million), and net expenses for premium refunds of € 51 million and € 259 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 62 million and 9M 2004: € 196 million). Net expenses for premium refunds were adjusted for income of € 6 million and € 24 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € – million and 9M 2004: € 220 million), related to policyholders’ participation of net capital gains and impairments on investments, as well as net trading income/(expenses), that were excluded from the determination of operating profit.
4)	Comprises net acquisition costs of € 1,426 million and € 4,277 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 1,435 million and 9M 2004: € 4,314 million), administrative expenses of € 937 million and € 2,799 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 977 million and 9M 2004: € 2,885 million), and expenses for service agreements of € 285 million and € 878 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 128 million and 9M 2004: € 420 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
5)	Comprises net realized gains on investments of € 280 million and € 1,068 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 88 million and 9M 2004: € 1,517 million), and net impairments on investments of € 16 million and € 28 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 200 million and 9M 2004: € 535 million). These amounts are net of policyholders’ participation.
6)	Net trading income/(expenses) are net of policyholders’ participation.
7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
8)	Represents ratio of net claims incurred to net premiums earned.
9)	Represents ratio of net acquisition costs and administrative expenses as presented in the consolidated financial statements to net premiums earned.

Life/Health Insurance Segment

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Statutory premiums1)	11,116	10,841	34,942	31,946
Gross premiums written	4,508	4,465	14,643	14,579
Premiums earned (net)2)	4,206	3,990	13,770	13,002
Current income from investments (net)3)	2,764	2,597	8,547	8,156
Insurance benefits (net)4)	(5,697)	(5,254)	(18,005)	(17,136)
Net acquisition costs and administrative expenses5)	(955)	(1,083)	(2,705)	(2,989)
Net trading income/(expenses)	163	69	(185)	62
Other operating income/(expenses) (net)	(3)	59	(139)	(47)

Operating profit	478	378	1,283	1,048

Net capital gainsand impairments on investments6)	183	42	431	315
Intra-group dividends and profit transfer	20	2	88	67
Amortization of goodwill7)	—	(40)	—	(119)
Restructuring charges	(18)	—	(18)	—

Earnings from ordinary activities before taxes	663	382	1,784	1,311

Taxes	(147)	(186)	(282)	(442)
Minority interests in earnings	(140)	(71)	(394)	(283)

Net income	376	125	1,108	586

Statutory expense ratio8) in %	8.5	10.1	7.7	9.6

1)	Under the Allianz Group’s accounting policies for life insurance contracts, for which we have adopted U.S. GAAP accounting standards, gross written premiums include only the cost- and risk-related components of premiums generated from unit-linked and other investment-oriented products, but do not include the full amount of statutory premiums written on these products. Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.
2)	Net of earned premiums ceded to reinsurers of € 259 million and € 780 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 463 million and 9M 2004: € 1,519 million).
3)	Net of investment management expenses of € 117 million and € 332 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 102 million and 9M 2004: € 309 million), and interest expenses of € 2 million and € (-) million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 24 million and 9M 2004: € (35) million).
4)	Net insurance benefits were adjusted for income of € 428 million and € 2,279 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 212 million and 9M 2004: € 1,152 million), related to policyholders’ participation of net capital gains and impairments on investments that were excluded from the determination of operating profit.
5)	Comprises net acquisition costs of € 598 million and € 1,617 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 712 million and 9M 2004: € 1,959 million), administrative expenses of € 323 million and € 993 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 342 million and 9M 2004: € 941 million), and expenses for service agreements of € 34 million and € 95 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 29 million and 9M 2004: € 89 million). Net acquisition costs and administrative expenses do not include expenses for the management of investments and, accordingly, do not reconcile to the acquisition costs and administrative expenses as presented in the consolidated financial statements.
6)	Comprises net realized gains on investments of € 191 million and € 510 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 139 million and 9M 2004: € 423 million), and net impairments on investments of € 8 million and € 79 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 97 million and 9M 2004: € 108 million). These amounts are net of policyholders’ participation.
7)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
8)	Represents ratio of net acquisition costs and administrative expenses as presented in the consolidated financial statements to net premiums earned (statutory).

Banking Segment

	Three months ended September 30,						Nine months ended September 30,
	2005			2004			2005			2004
	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank	Banking Segment		Dresdner Bank
	€ mn		€ mn	€ mn		€ mn	€ mn		€ mn	€ mn		€ mn
Net interest income	532		517	685		655	1,641		1,588	1,815		1,753
Net fee and commission income	635		599	598		569	2,017		1,909	1,974		1,858
Net trading income	375		358	244		250	953		916	1,159		1,165

Operating revenues	1,542		1,474	1,527		1,474	4,611		4,413	4,948		4,776
Administrative expenses	(1,421)		(1,373)	(1,337)		(1,293)	(3,940)		(3,786)	(4,110)		(3,969)
Net loan loss provisions	129		130	(54)		(54)	88		84	(271)		(271)

Operating profit	250		231	136		127	759		711	567		536
Net capital gains and impairments on investments	(5	)1)	(4)	78	1)	77	541	1)	542	170	1)	161
Restructuring charges	(5)		(5)	(11)		(11)	(10)		(10)	(127)		(127)
Other non-operating income/(expenses)(net)	(17)		(25)	(125)		(119)	51		43	(192)		(182)
Amortization of goodwill2)	—		—	(65)		(65)	—		—	(194)		(194)

Earnings from ordinary activities before taxes	223		197	13		9	1,341		1,286	224		194
Taxes	(74)		(65)	134		129	(308)		(294)	225		235
Minority interests in earnings	(26)		(19)	(22)		(18)	(77)		(60)	(104)		(56)

Net income	123		113	125		120	956		932	345		373

Cost-income ratio3) in %	92.2		93.1	87.6		87.7	85.4		85.8	83.1		83.1

1)	Comprises primarily net realized gains on investments of € 29 million and € 649 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 145 million and 9M 2004: € 511 million), and net impairments on investments of € 34 million and € 112 million for the three and nine months ended September 30, 2005, respectively (3Q 2004: € 71 million and 9M 2004: € 371 million). For the three and nine months ended September 30, 2005, net impairments on investments includes € 9 million and € 28 million, respectively, (3Q 2004: € 12 million and 9M 2004: € 23 million) of scheduled depreciation of real estate used by third parties.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	Represents ratio of administrative expenses to operating revenues.

Asset Management Segment

	Three months ended September 30,				Nine months ended September 30,
	2005		2004		2005		2004
	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors	Asset Management Segment	Allianz Global Investors
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Operating revenues	708	698	564	558	1,933	1,906	1,664	1,658
Operating expenses	(409)	(403)	(347)	(346)	(1,148)	(1,129)	(1,086)	(1,085)

Operating profit	299	295	217	212	785	777	578	573
Acquisition-related expenses	(213)	(213)	(174)	(174)	(556)	(556)	(557)	(557)
thereof:
Deferred purchases of interests in PIMCO1)	(213)	(213)	(111)	(111)	(519)	(519)	(364)	(364)
Retention payments for management and employees of PIMCO and Nicholas Applegate	—	—	(31)	(31)	(12)	(12)	(98)	(98)
Amortization charges relating to capitalized bonuses for PIMCO management	—	—	(32)	(32)	(25)	(25)	(95)	(95)
Amortization of goodwill2)	—	—	(96)	(96)	—	—	(285)	(285)

Earnings from ordinary activities before taxes	86	82	(53)	(58)	229	221	(264)	(269)
Taxes	(34)	(32)	9	9	(51)	(49)	42	42
Minority interests in earnings	(12)	(12)	(13)	(13)	(34)	(32)	(40)	(40)

Net income (loss)	40	38	(57)	(62)	144	140	(262)	(267)

Cost-income ratio3) in %	57.8	57.7	61.5	62.0	59.4	59.2	65.3	65.4

1)	Effective January 1, 2005, and applied retrospectively, under IFRS, the PIMCO LLC Class B Unit Purchase Plan (“Class B Plan”) is considered a cash settled plan, resulting in changes in the fair value of the shares issued to be recognized as expense.
2)	Effective January 1, 2005, under IFRS, and on a prospective basis, goodwill is no longer amortized.
3)	Represents ratio of operating expenses to operating revenues.

Supplementary Information to the Consolidated Balance Sheets

4 Intangible assets

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Goodwill	12,097	11,677
Present value of future profits	1,398	1,522
Software	1,030	972
Brand names	740	740
Loyalty bonuses	—	33
Other	200	203

Total	15,465	15,147

Changes in goodwill for the nine months ended September 30, 2005, were as follows:

€ mn
Cost as of December 31, 2004	11,901
Accumulated impairments as of December 31, 2004	(224)

Carrying value as of December 31, 2004	11,677

Additions	57
Disposals	(45)
Foreign currency translation adjustments	408

Carrying value as of September 30, 2005	12,097

Accumulated impairments as of September 30, 2005	224
Cost as of September 30, 2005	12,321

Additions include goodwill from

_	increasing the interest in GamePlan Financial Marketing LLC, Woodstock, by 60.0% to 100.0%,

_	the acquisition of 100.0% interest in Bettercare Group Limited, Kingston upon Thames.

Disposals include goodwill from

_	reducing the interest in Cadence Capital Management Inc., Delaware, by 100.0% to 0.0%.

5 Investments

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Securities held-to-maturity	4,986	5,179
Securities available-for-sale	258,797	230,919
Real estate used by third parties	10,781	10,628
Funds held by others under reinsurance contracts assumed	1,613	1,601

Total	276,177	248,327

Securities available-for-sale

	Amortized cost		Unrealized gains		Unrealized losses		Fair values
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Equity securities	35,671	32,106	17,293	12,488	(212)	(394)	52,752	44,200
Government bonds	115,136	106,155	7,470	5,375	(346)	(235)	122,260	111,295
Corporate bonds	77,986	69,083	4,344	3,629	(197)	(95)	82,133	72,617
Other	1,483	2,721	170	90	(1)	(4)	1,652	2,807

Total	230,276	210,065	29,277	21,582	(756)	(728)	258,797	230,919

Nine months ended September 30,	Gross realized gains		Gross realized losses
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Equity securities	2,383	2,997	(257)	(408)
Debt securities	789	849	(226)	(241)
Other	24	26	(8)	(43)

Total	3,196	3,872	(491)	(692)

6 Loans and advances to banks

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Loans	67,429	59,543
Reverse repurchase agreements and collateral paid for securities borrowing transactions	66,334	103,406
Short-term investments and certificates of deposit	9,248	7,729
Other	7,282	11,096

Loans and advances to banks	150,293	181,774
Loan loss allowance	(245)	(231)

Total	150,048	181,543

7 Loans and advances to customers

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Loans	116,514	119,832
Reverse repurchase agreements and collateral paid for securities borrowing transactions	61,425	70,459
Other	16,869	9,293

Loans and advances to customers	194,808	199,584
Loan loss allowance	(1,629)	(3,904)

Total	193,179	195,680

8 Financial assets carried at fair value through income

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Financial assets held for trading	170,569	194,439
Financial assets for unit linked contracts	51,663	41,409
Financial assets designated at fair value through income	12,865	4,726

Total	235,097	240,574

Financial assets held for trading comprised the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Fixed-income securities	124,382	153,858
Equities	25,725	20,033
Derivative financial instruments	20,462	20,548

Total	170,569	194,439

9 Amounts ceded to reinsurers from reserves for insurance and investment contracts

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Unearned premiums	1,607	1,238
Aggregate policy reserves	9,134	10,276
Reserves for loss and loss adjustment expenses	12,688	10,684
Other insurance reserves	104	112

Total	23,533	22,310

10 Shareholders’ equity

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Issued capital	1,037	988
Capital reserve	20,460	18,445
Revenue reserves	10,063	10,498
Treasury shares	(63)	(4,605)
Foreign currency translation adjustments	(1,204)	(2,634)
Unrealized gains and losses (net)	9,525	7,303

Shareholders’ equity before minority interests	39,818	29,995
Minority interests in shareholders’ equity	8,770	7,696

Total	48,588	37,691

On February 18, 2005, the Allianz Group issued a subordinated bond with € 11.2 mn detachable warrants, which allow the holder to purchase a share of Allianz AG. The warrants are exercisable at any time during their 3 year term and have an exercise price of € 92 per share. The warrants were recorded in capital reserve at the premium received of € 174 mn on their issuance date. As a result of the exercise of 9 mn warrants during the third quarter 2005, the consideration received of € 828 mn was recorded in issued capital, € 23 mn, and capital reserve, € 805 mn. During the third quarter 2005, the Allianz Group issued 10,116,850 shares for proceeds of € 1,062 mn, which was recorded in issued capital, € 26 mn, and capital reserve € 1,036 mn.

Minority interests in shareholders’ equity are comprised of the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Unrealized gains and losses (net)	1,685	1,206
Share of earnings	1,020	1,168
Other equity components	6,065	5,322

Total	8,770	7,696

The primary subsidiaries of the Allianz Group included in minority interests in shareholders’ equity are AGF Group, Paris and RAS Group, Milan.

11 Participation certificates and subordinated liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Allianz AG*)
Subordinated bonds	6,188	4,775
Participation certificates	85	85

Subtotal	6,273	4,860

Banking subsidiaries
Subordinated liabilities	4,179	4,779
Hybrid equity	1,599	1,500
Participation certificates	1,520	1,526

Subtotal	7,298	7,805

All other subsidiaries
Subordinated liabilities	931	520
Hybrid equity	45	45

Subtotal	976	565

Total	14,547	13,230

*)	Includes subordinated bonds issued by Allianz Finance II B.V. and guaranteed by Allianz AG.

On February 18, 2005, the Allianz Group issued a subordinated bond with a principal amount of € 1,400 mn. The subordinated bond is perpetual, however, the Allianz Group has the right to call the bond after 12 years. The subordinated bond has a coupon rate of 4.375%.

On January 27, 2005, the AGF Group issued a subordinated bond with a principal amount of € 400 mn. The subordinated bond is perpetual and has a coupon rate of 4.625%.

12 Reserves for insurance and investment contracts

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Unearned premiums	14,478	12,050
Aggregate policy reserves	244,286	229,873
Reserves for loss and loss adjustment expenses	68,176	62,331
Reserves for premium refunds	28,741	21,237
Other insurance reserves	808	889

Total	356,489	326,380

Reserves for loss and loss adjustment expenses are comprised of the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Property-Casualty	61,133	55,536
Life/Health	7,043	6,795

Total	68,176	62,331

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty insurance segment for the nine months ended September 30, 2005, were as follows:

2005
€ mn
Gross reserves for loss and loss adjustment expenses as of January 1,	55,536
Amount ceded to reinsurers	(10,029)

Net reserves for loss and loss adjustment expenses as of January 1,	45,507

Loss and loss adjustment expenses incurred (net)
Current year	19,846
Prior years	(593)

Subtotal	19,253

Loss and loss adjustment expenses paid (net)
Current year	(7,599)
Prior years	(9,277)

Subtotal	(16,876)

Foreign currency translation adjustments	1,369

Net reserves for loss and loss adjustment expenses as of September 30,	49,253
Amount ceded to reinsurers	11,880

Gross reserves for loss and loss adjustment expenses as of September 30,	61,133

Asbestos and Environmental (A&E) Reserves

In the United States, the planned external review of the asbestos & environmental (or “A&E”) liability reserves at Fireman’s Fund had no net impact at the Allianz Group level as a result of already sufficient reserves, absent a $ 56 mn loss caused by the increase in provisions for uncollectible reinsurance recoverables.

13 Liabilities to banks

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Payable on demand	16,775	14,003
Repurchase agreements and collateral received from securities lending transactions	51,262	78,675
Term deposits and certificates of deposit	77,339	96,736
Other	2,622	1,933

Total	147,998	191,347

14 Liabilities to customers

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Savings deposits	2,313	2,410
Home loan savings deposits	3,292	3,214
Payable on demand	53,336	50,946
Repurchase agreements and collateral received from securities lending transactions	43,900	49,276
Term deposits and certificates of deposit	55,130	49,124
Other	1,936	2,167

Total	159,907	157,137

15 Certificated liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Allianz AG*)
Senior bonds	4,776	5,741
Exchangeable bonds	2,316	2,742
Money market securities	1,202	1,428

Subtotal	8,294	9,911

Banking subsidiaries
Certificated liabilities	25,705	25,140
Money market securities	23,831	21,693

Subtotal	49,536	46,833

All other subsidiaries
Certificated liabilities	415	458
Money market securities	400	550

Subtotal	815	1,008

Total	58,645	57,752

*)	Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation and guaranteed by Allianz AG.

On February 18, 2005, the Allianz Group issued a senior exchangeable bond, Basket Index Tracking Equity Linked Securities (“BITES”), with a principal amount of € 1,262 mn. The redemption value of the BITES is linked to the performance of the DAX Index. The BITES were issued at a DAX reference level of 4,205.115. The Allianz Group will redeem the BITES with shares of BMW AG, Munich Re and/or Siemens AG. The BITES have a term of 3 years, however, the Allianz Group has the right to redeem the BITES at anytime during their term. The holders of the BITES have the right to exchange the BITES during their term at the redemption value. An outperfomance premium is paid annually equal to 0.75% of the average DAX Index during the reference period prior to the payment date. Upon redemption of the BITES by the Allianz Group or at maturity, the holders of the BITES receive a redemption premium of 1.75% of the redemption value. The Allianz Group has recorded an embedded derivative related to this transaction in financial liabilities carried at fair value through income of € 253 mn as of September 30, 2005.

On March 23, 2005, the Allianz Group repaid in cash a senior exchangeable bond with a face amount of € 1,700 mn.

On August 26, 2005, the Allianz Group repaid a senior bond with a face amount of CHF 1,500 mn.

16 Financial liabilities carried at fair value through income

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Financial liabilities held for trading	87,084	102,141
Financial liabilities for unit linked contracts	51,663	41,409
Liabilities for puttable equity instruments	2,112	1,386
Financial liabilities designated at fair value through income	226	201

Total	141,085	145,137

Financial liabilities held for trading are comprised of the following:

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Obligations to deliver securities	55,310	72,804
Derivative financial instruments	23,357	23,018
Other trading liabilities	8,417	6,319

Total	87,084	102,141

17 Other accrued liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Reserves for pensions and similar obligations	5,788	5,738
Accrued taxes	1,440	1,408
Miscellaneous accrued liabilities	6,569	6,838

Total	13,797	13,984

Of the accrued taxes, € 1,304 mn (2004: € 1,278 mn) is attributed to taxes on income.

18 Other liabilities

	September 30, 2005	December 31, 2004
	€ mn	€ mn
Funds held under reinsurance business ceded	7,541	8,706
Accounts payable on direct insurance business	7,233	8,199
Accounts payable on reinsurance business	1,649	1,694
Other liabilities	12,731	12,672

Total	29,154	31,271

Supplementary Information to the Consolidated Income Statements

19 Premiums earned (net)

Three months ended September 30,	Property-Casualty			Life/Health			Total
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2005
Premiums written
Direct	9,357	—	9,357	4,447	—	4,447	13,804
Assumed	1,115	(58)	1,057	61	—	61	1,118

Subtotal	10,472	(58)	10,414	4,508	—	4,508	14,922
Ceded	(1,493)	—	(1,493)	(258)	58	(200)	(1,693)

Net	8,979	(58)	8,921	4,250	58	4,308	13,229

Premiums earned
Direct	10,285	—	10,285	4,406	—	4,406	14,691
Assumed	1,116	(59)	1,057	59	—	59	1,116

Subtotal	11,401	(59)	11,342	4,465	—	4,465	15,807
Ceded	(1,613)	—	(1,613)	(259)	59	(200)	(1,813)

Net	9,788	(59)	9,729	4,206	59	4,265	13,994

2004
Premiums written
Direct	9,351	—	9,351	4,391	—	4,391	13,742
Assumed	1,081	(207)	874	74	(7)	67	941

Subtotal	10,432	(207)	10,225	4,465	(7)	4,458	14,683
Ceded	(1,323)	7	(1,316)	(462)	207	(255)	(1,571)

Net	9,109	(200)	8,909	4,003	200	4,203	13,112

Premiums earned
Direct	10,273	—	10,273	4,380	—	4,380	14,653
Assumed	1,084	(207)	877	74	(5)	69	946

Subtotal	11,357	(207)	11,150	4,454	(5)	4,449	15,599
Ceded	(1,517)	5	(1,512)	(464)	207	(257)	(1,769)

Net	9,840	(202)	9,638	3,990	202	4,192	13,830

*)	After elimination of intra-Allianz Group transactions between segments.

Nine months ended September 30,	Property-Casualty			Life/Health			Total
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2005
Premiums written
Direct	31,656	—	31,656	14,467	—	14,467	46,123
Assumed	2,783	(171)	2,612	176	(1)	175	2,787

Subtotal	34,439	(171)	34,268	14,643	(1)	14,642	48,910
Ceded	(4,364)	1	(4,363)	(782)	171	(611)	(4,974)

Net	30,075	(170)	29,905	13,861	170	14,031	43,936

Premiums earned
Direct	29,954	—	29,954	14,375	—	14,375	44,329
Assumed	2,638	(169)	2,469	175	(1)	174	2,643

Subtotal	32,592	(169)	32,423	14,550	(1)	14,549	46,972
Ceded	(4,070)	1	(4,069)	(780)	169	(611)	(4,680)

Net	28,522	(168)	28,354	13,770	168	13,938	42,292

2004
Premiums written
Direct	31,835	—	31,835	14,162	—	14,162	45,997
Assumed	2,811	(568)	2,243	416	(12)	404	2,647

Subtotal	34,646	(568)	34,078	14,578	(12)	14,566	48,644
Ceded	(4,362)	12	(4,350)	(1,516)	568	(948)	(5,298)

Net	30,284	(556)	29,728	13,062	556	13,618	43,346

Premiums earned
Direct	30,149	—	30,149	14,106	—	14,106	44,255
Assumed	2,756	(572)	2,184	416	(13)	403	2,587

Subtotal	32,905	(572)	32,333	14,522	(13)	14,509	46,842
Ceded	(4,078)	13	(4,065)	(1,520)	572	(948)	(5,013)

Net	28,827	(559)	28,268	13,002	559	13,561	41,829

*)	After elimination of intra-Allianz Group transactions between segments.

20 Interest and similar income

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Securities held-to-maturity	66	44	192	204
Securities available-for-sale	2,343	2,090	7,557	6,879
Real estate used by third parties	225	237	770	690
Lending, money market transactions and loans	2,586	2,605	7,889	7,438
Leasing agreements	17	12	63	35
Other interest-bearing instruments	45	193	126	527

Total	5,282	5,181	16,597	15,773

Net interest income from the banking segment

	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn
Three months ended September 30, 2005
Interest and similar income	1,643	(10)	1,633
Interest expense	(1,165)	19	(1,146)

Net interest income	478	9	487
Loan loss provisions	129	—	129

Net interest income after loan loss provisions	607	9	616

Three months ended September 30, 2004
Interest and similar income	1,751	(7)	1,744
Interest expense	(1,092)	22	(1,070)

Net interest income	659	15	674
Loan loss provisions	(54)	—	(54)

Net interest income after loan loss provisions	605	15	620

*)	After elimination at intra-Allianz Group transactions between segments.

	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn
Nine months ended September 30, 2005
Interest and similar income	5,100	(26)	5,074
Interest expense	(3,615)	58	(3,557)

Net interest income	1,485	32	1,517
Loan loss provisions	88	—	88

Net interest income after loan loss provisions	1,573	32	1,605

Nine months ended September 30, 2004
Interest and similar income	4,878	(18)	4,860
Interest expense	(3,162)	50	(3,112)

Net interest income	1,716	32	1,748
Loan loss provisions	(271)	—	(271)

Net interest income after loan loss provisions	1,445	32	1,477

*)	After elimination at intra-Allianz Group transactions between segments.

21 Income from investments in associated enterprises and joint ventures (net)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Income
Current income	64	60	211	219
Reversal of impairments	—	2	—	2
Realized gains from investments in associated enterprises and joint ventures	22	48	810	727

Subtotal	86	110	1,021	948
Expenses
Impairments	—	(32)	(39)	(53)
Realized losses from investments in associated enterprises and joint ventures	(3)	(8)	(13)	(181)
Miscellaneous expenses	(3)	(2)	(7)	(7)

Subtotal	(6)	(42)	(59)	(241)

Total	80	68	962	707

22 Other income from investments

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Realized gains from investments
Securities available-for-sale	874	699	3,196	3,872
Real estate used by third parties	132	72	282	183

Subtotal	1,006	771	3,478	4,055
Reversals of impairments from investments
Securities held-to-maturity	—	—	2	—
Securities available-for-sale	2	15	7	75
Real estate used by third parties	—	(3)	—	7

Subtotal	2	12	9	82

Total	1,008	783	3,487	4,137

23 Income from financial assets and liabilities carried at fair value through income (net)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Income from financial assets and liabilities held for trading:
Banking segment*)	380	247	964	1,160
Other segments*)	62	65	(440)	24

Subtotal	442	312	524	1,184
Income from financial assets and liabilities designated at fair value through income	175	34	575	121

Total	617	346	1,099	1,305

*)	After elimination of intra-Allianz Group transactions between segments.

Income from financial assets and liabilities held for trading of the Banking segment*) comprises:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Trading in interest products	204	208	359	665
Trading in equity products	131	50	126	177
Foreign exchange/precious metals trading	64	(8)	188	101
Other trading activities	(19)	(3)	291	217

Total	380	247	964	1,160

Income from financial assets and liabilities held for trading for the nine months ended September 30, 2005, includes expenses of € 465 mn (2004: € 288 mn) from derivative financial instruments used by the Property-Casualty and Life/Health insurance segments for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of € 376 mn (2004: € 10 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of € 191 mn (2004: € 16 mn) and expenses from other derivative financial instruments of € 280 mn (2004: € 294 mn).

24 Fee and commission income, and income from service activities

	Three months ended September 30,				Nine months ended September 30,
	2005		2004		2005		2004
	€ mn		€ mn		€ mn		€ mn
Banking segment*)	690		622		2,182		2,081
Asset Management*)	939		752		2,578		2,219
Other segments*)	445	1)	242	1)	1,229	2)	662	2)

Total	2,074		1,616		5,989		4,962

1)	Includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of € 268 mn and € — mn for the three months ended September 30, 2005 and September 30, 2004, respectively.
2)	Includes fee revenue from Four Seasons Health Care Ltd., Wilmslow and Bettercare Group Limited, Kingston upon Thames of € 419 mn and € 39 mn for the nine months ended September 30, 2005 and September 30, 2004, respectively.
*)	After elimination of intra-Allianz Group transactions between segments.

Net fee and commission income from the Banking segment*)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Fee and commission income	690	622	2,182	2,081
Fee and commission expenses	(125)	(96)	(373)	(312)

Net fee and commission income	565	526	1,809	1,769

Net fee and commission income from Allianz Group’s banking segment*), by type of business comprised the following:

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Securities business	262	160	819	707
Underwriting business	15	15	50	69
Mergers and acquisitions advisory	53	33	155	123
Foreign commercial business	17	16	47	47
Payment transactions (domestic and foreign)	88	93	266	279
Other	130	209	472	544

Net fee and commission income	565	526	1,809	1,769

25 Other income

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Foreign currency transaction gains	60	(22)	457	227
Fees	94	251	307	525
Release of miscellaneous accrued liabilities	46	12	230	108
Income from assets held for disposal	7	—	17	—
Income from reinsurance business	28	50	95	163
Release of allowance for doubtful accounts	7	8	50	44
Income from other assets	15	—	19	19
Realized gains from sales of loans and advances	20	15	99	4
Other	131	364	405	701

Total	408	678	1,679	1,791

*)	After elimination of intra-Allianz Group transactions between segments.

26 Insurance and investment contract benefits (net)

Property-Casualty

	Three months ended September 30,						Nine months ended September 30,
	2005			2004			2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Claims
Claims paid	(6,421)	82	(6,339)	(6,513)	159	(6,354)	(19,270)	201	(19,069)	(20,054)	461	(19,593)
Change in loss reserves	(2,793)	(3)	(2,796)	(796)	(9)	(805)	(3,520)	1	(3,519)	(1,877)	3	(1,874)

Subtotal	(9,214)	79	(9,135)	(7,309)	150	(7,159)	(22,790)	202	(22,588)	(21,931)	464	(21,467)
Change in other reserves
Aggregate policy reserves	(37)	(11)	(48)	(221)	53	(168)	(125)	(46)	(171)	(380)	119	(261)
Other	(8)	—	(8)	(59)	3	(56)	(22)	(1)	(23)	(147)	4	(143)

Subtotal	(45)	(11)	(56)	(280)	56	(224)	(147)	(47)	(194)	(527)	123	(404)
Expenses for premium refunds	(66)	—	(66)	(72)	1	(71)	(308)	—	(308)	(442)	1	(441)

Total	(9,325)	68	(9,257)	(7,661)	207	(7,454)	(23,245)	155	(23,090)	(22,900)	588	(22,312)

CEDED REINSURANCE
Claims
Claims paid	714	(5)	709	672	(1)	671	2,200	(7)	2,193	2,219	(4)	2,215
Change in loss reserves	1,369	5	1,374	108	(1)	107	1,133	9	1,142	57	—	57

Subtotal	2,083	—	2,083	780	(2)	778	3,333	2	3,335	2,276	(4)	2,272
Change in other reserves
Aggregate policy reserves	(3)	—	(3)	16	—	16	2	—	2	21	—	21
Other	(11)	—	(11)	1	—	1	1	—	1	2	—	2

Subtotal	(14)	—	(14)	17	—	17	3	—	3	23	—	23
Expenses for premium refunds	9	—	9	11	—	11	25	—	25	26	—	26

Total	2,078	—	2,078	808	(2)	806	3,361	2	3,363	2,325	(4)	2,321

NET
Claims
Claims paid	(5,707)	77	(5,630)	(5,841)	158	(5,683)	(17,070)	194	(16,876)	(17,835)	457	(17,378)
Change in loss reserves	(1,424)	2	(1,422)	(688)	(10)	(698)	(2,387)	10	(2,377)	(1,820)	3	(1,817)

Subtotal	(7,131)	79	(7,052)	(6,529)	148	(6,381)	(19,457)	204	(19,253)	(19,655)	460	(19,195)
Change in other reserves
Aggregate policy reserves	(40)	(11)	(51)	(205)	53	(152)	(123)	(46)	(169)	(359)	119	(240)
Other	(19)	—	(19)	(58)	3	(55)	(21)	(1)	(22)	(145)	4	(141)

Subtotal	(59)	(11)	(70)	(263)	56	(207)	(144)	(47)	(191)	(504)	123	(381)
Expenses for premium refunds	(57)	—	(57)	(61)	1	(60)	(283)	—	(283)	(416)	1	(415)

Total	(7,247)	68	(7,179)	(6,853)	205	(6,648)	(19,884)	157	(19,727)	(20,575)	584	(19,991)

*)	After elimination of intra-Allianz Group transactions between segments.

Life/Health

	Three months ended September 30,						Nine months ended September 30,
	2005			2004			2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
GROSS
Benefits paid	(4,125)	5	(4,120)	(3,940)	2	(3,938)	(13,413)	7	(13,406)	(13,047)	4	(13,043)
Change in reserves
Aggregate policy reserves	(1,297)	—	(1,297)	(1,320)	—	(1,320)	(3,470)	—	(3,470)	(3,253)	—	(3,253)
Other	138	(5)	133	(41)	(1)	(42)	168	(9)	159	(112)	(1)	(113)

Subtotal	(5,284)	—	(5,284)	(5,301)	1	(5,300)	(16,715)	(2)	(16,717)	(16,412)	3	(16,409)
Expenses for premium refunds	(1,106)	—	(1,106)	(532)	—	(532)	(4,410)	(25)	(4,435)	(3,252)	—	(3,252)

Total	(6,390)	—	(6,390)	(5,833)	1	(5,832)	(21,125)	(27)	(21,152)	(19,664)	3	(19,661)

CEDED REINSURANCE
Benefits paid	264	(81)	183	352	(159)	193	821	(200)	621	1,226	(461)	765
Change in reserves
Aggregate policy reserves	37	11	48	100	(53)	47	(10)	46	36	147	(119)	28
Other	(45)	2	(43)	(87)	6	(81)	13	(1)	12	(4)	(6)	(10)

Subtotal	256	(68)	188	365	(206)	159	824	(155)	669	1,369	(586)	783
Expenses for premium refunds	6	—	6	3	—	3	16	—	16	10	(1)	9

Total	262	(68)	194	368	(206)	162	840	(155)	685	1,379	(587)	792

NET
Benefits paid	(3,861)	(76)	(3,937)	(3,588)	(157)	(3,745)	(12,592)	(193)	(12,785)	(11,821)	(457)	(12,278)
Change in reserves
Aggregate policy reserves	(1,260)	11	(1,249)	(1,220)	(53)	(1,273)	(3,480)	46	(3,434)	(3,106)	(119)	(3,225)
Other	93	(3)	90	(128)	5	(123)	181	(10)	171	(116)	(7)	(123)

Subtotal	(5,028)	(68)	(5,096)	(4,936)	(205)	(5,141)	(15,891)	(157)	(16,048)	(15,043)	(583)	(15,626)
Expenses for premium refunds	(1,100)	—	(1,100)	(529)	—	(529)	(4,394)	(25)	(4,419)	(3,242)	(1)	(3,243)

Total	(6,128)	(68)	(6,196)	(5,465)	(205)	(5,670)	(20,285)	(182)	(20,467)	(18,285)	(584)	(18,869)

*)	After elimination of intra-Allianz Group transactions between segments.

27 Interest and similar expenses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Deposits	(718)	(541)	(1,875)	(1,604)
Certificated liabilities	(464)	(322)	(1,544)	(912)

Subtotal	(1,182)	(863)	(3,419)	(2,516)
Other interest expenses	(205)	(597)	(1,281)	(1,718)

Total	(1,387)	(1,460)	(4,700)	(4,234)

28 Other expenses from investments

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Realized losses from investments
Securities held-to-maturity	—	—	—	(1)
Securities available-for-sale	(169)	(139)	(491)	(692)
Real estate used by third parties	(3)	(13)	(13)	(42)

Subtotal	(172)	(152)	(504)	(735)

Impairments from investments
Securities held-to-maturity	(1)	(1)	(2)	(3)
Securities available-for-sale	(88)	(302)	(193)	(644)
Real estate used by third parties	15	(134)	(30)	(547)

Subtotal	(74)	(437)	(225)	(1,194)
Depreciation of real estate used by third parties	(64)	(62)	(196)	(173)

Total	(310)	(651)	(925)	(2,102)

29 Loan loss provisions

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Additions to allowances including direct impairments	(59)	(249)	(628)	(1,039)
Amounts released	147	170	639	664
Recoveries on loans previously impaired	44	28	77	102

Total	132	(51)	88	(273)

30 Acquisition costs and administrative expenses (net)

Three months ended September 30,	2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation Adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
PROPERTY-CASUALTY
Acquisition costs
Payments	(1,558)	—	(1,558)	(1,612)	—	(1,612)
Less commissions and profit received on reinsurance business ceded	210	—	210	198	(1)	197
Change in deferred acquisition costs	(79)	—	(79)	(21)	—	(21)

Total acquisition costs (net)	(1,427)	—	(1,427)	(1,435)	(1)	(1,436)
Administrative expenses	(936)	4	(932)	(977)	16	(961)

Underwriting costs (net)	(2,363)	4	(2,359)	(2,412)	15	(2,397)
Expenses for management of investments	(151)	7	(144)	(114)	6	(108)
Expenses from service agreements	(285)	5	(280)	(128)	2	(126)

Total acquisition costs and administrative expenses (net)	(2,799)	16	(2,783)	(2,654)	23	(2,631)

LIFE/HEALTH
Acquisition costs
Payments	(911)	—	(911)	(1,031)	—	(1,031)
Less commissions and profit received on reinsurance business ceded	27	(4)	23	27	(16)	11
Change in deferred acquisition costs	285	—	285	292	—	292

Total acquisition costs (net)	(599)	(4)	(603)	(712)	(16)	(728)
Administrative expenses	(322)	—	(322)	(342)	1	(341)

Underwriting costs (net)	(921)	(4)	(925)	(1,054)	(15)	(1,069)
Expenses for management of investments	(123)	38	(85)	(115)	31	(84)
Expenses from service agreements	(33)	7	(26)	(30)	(7)	(37)

Total acquisition costs and administrative expenses (net)	(1,077)	41	(1,036)	(1,199)	9	(1,190)

BANKING
Personnel expenses	(897)	—	(897)	(803)	—	(803)
Operating expenses	(526)	9	(517)	(535)	25	(510)
Fee and commission expenses	(135)	10	(125)	(102)	6	(96)

Total acquisition costs and administrative expenses	(1,558)	19	(1,539)	(1,440)	31	(1,409)

ASSET MANAGEMENT
Personnel expenses	(465)	—	(465)	(357)	—	(357)
Operating expenses	(139)	5	(134)	(69)	5	(64)
Fee and commission expenses	(287)	103	(184)	(231)	76	(155)

Total acquisition costs and administrative expenses	(891)	108	(783)	(657)	81	(576)

*)	After elimination of intra-Allianz Group transactions between segments.

Nine months ended September 30,	2005			2004
	Segment	Consolidation adjustments	Group*)	Segment	Consolidation adjustments	Group*)
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
PROPERTY-CASUALTY
Acquisition costs
Payments	(5,085)	—	(5,085)	(5,096)	—	(5,096)
Less commissions and profit received on reinsurance business ceded	648	(1)	647	631	(2)	629
Change in deferred acquisition costs	159	—	159	151	4	155

Total acquisition costs (net)	(4,278)	(1)	(4,279)	(4,314)	2	(4,312)
Administrative expenses	(2,798)	32	(2,766)	(2,885)	60	(2,825)

Underwriting costs (net)	(7,076)	31	(7,045)	(7,199)	62	(7,137)
Expenses for management of investments	(351)	21	(330)	(309)	15	(294)
Expenses from service agreements	(878)	12	(866)	(420)	4	(416)

Total acquisition costs and administrative expenses (net)	(8,305)	64	(8,241)	(7,928)	81	(7,847)

LIFE/HEALTH
Acquisition costs
Payments	(2,761)	—	(2,761)	(2,879)	—	(2,879)
Less commissions and profit received on reinsurance business ceded	111	(32)	79	192	(64)	128
Change in deferred acquisition costs	1,032	—	1,032	728	—	728

Total acquisition costs (net)	(1,618)	(32)	(1,650)	(1,959)	(64)	(2,023)
Administrative expenses	(992)	1	(991)	(941)	2	(939)

Underwriting costs (net)	(2,610)	(31)	(2,641)	(2,900)	(62)	(2,962)
Expenses for management of investments	(350)	112	(238)	(342)	87	(255)
Expenses from service agreements	(95)	22	(73)	(89)	20	(69)

Total acquisition costs and administrative expenses (net)	(3,055)	103	(2,952)	(3,331)	45	(3,286)

BANKING
Personnel expenses	(2,346)	—	(2,346)	(2,489)	—	(2,489)
Operating expenses	(1,596)	51	(1,545)	(1,621)	48	(1,573)
Fee and commission expenses	(394)	21	(373)	(336)	24	(312)

Total acquisition costs and administrative expenses	(4,336)	72	(4,264)	(4,446)	72	(4,374)

ASSET MANAGEMENT
Personnel expenses	(1,243)	—	(1,243)	(1,078)	—	(1,078)
Operating expenses	(390)	18	(372)	(252)	13	(239)
Fee and commission expenses	(794)	268	(526)	(680)	218	(462)

Total acquisition costs and administrative expenses	(2,427)	286	(2,141)	(2,010)	231	(1,779)

*)	After elimination of intra-Allianz Group transactions between segments.

Acquisition costs and administrative expenses in the Property-Casualty and Life/Health insurance segments include the personnel and operating expenses of the Property-Casualty and Life/Health insurance segments allocated to the functional areas acquisition of insurance policies, administration of insurance policies and management of investments. Other personnel and operating expenses of the Property-Casualty and Life/Health insurance segments are included in insurance and investment contract benefits (net) (claims settlement expenses) and other expenses.

All personnel and operating expenses of the Banking segment are reported under acquisition costs and administrative expenses.

31 Other expenses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Corporate expenses	(238)	(266)	(600)	(657)
Restructuring charges	(2)	(6)	(85)	(133)
Foreign currency transaction losses	(110)	18	(597)	(258)
Expense of transferring or increasing miscellaneous or accrued liabilities	(136)	(62)	(409)	(243)
Bad debt expense	4	(16)	(85)	(100)
Fees	(31)	(50)	(128)	(141)
Expenses resulting from reinsurance business	7	1	(5)	(36)
Amortization of intangible assets	(18)	(29)	(66)	(92)
Direct charge to policy reserve	(16)	(21)	(57)	(59)
Amortization of capitalized loyalty bonuses to senior management of PIMCO Group	—	(32)	(25)	(95)
Fire protection tax	(30)	(20)	(90)	(92)
Interest on accumulated policyholder dividends	(24)	(25)	(75)	(78)
Expenses for assistance to victims under joint and several liability and road casualties	(24)	(25)	(78)	(77)
Other	(106)	(197)	(407)	(709)

Total	(724)	(730)	(2,707)	(2,770)

32 Taxes

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Current taxes	(595)	(372)	(1,536)	(1,027)
Deferred taxes	78	(120)	29	(186)

Total income taxes	(517)	(492)	(1,507)	(1,213)
Other taxes	(13)	(5)	(34)	(27)

Total	(530)	(497)	(1,541)	(1,240)

Other Information

33 Other information

Number of employees

The Allianz Group had a total of 178,462 (176,501*)) employees as of September 30, 2005. 73,178 (75,667) of these were employed in Germany and 105,284 (100,834*)) in other countries. The number of employees undergoing training decreased by 440 to 4,466.

*)	increase of 14,321 reflects changes in scope of consolidation in 2004

Personnel expenses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	€ mn	€ mn	€ mn	€ mn
Salaries and wages	2,269	2,104	6,632	6,404
Social security contributions and employee assistance	374	329	1,079	1,050
Expenses for pensions and other post-retirement benefits	163	124	505	445

Total	2,806	2,557	8,216	7,899

Earnings per share

Basic earnings per share is computed by dividing the Allianz Group’s consolidated net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of potentially dilutive securities. As of September 30, 2005, 1,175,554 (2004: 1,175,554) participation certificates issued by Allianz AG were outstanding which can potentially be converted to 1,469,443 (2004: 1,469,443) Allianz shares and therefore have a dilutive effect.

The Allianz Group’s share-based compensation plans and warrants issued by Allianz AG with potentially dilutive securities of 1,195,053 are included in the calculation of diluted earnings per share for the nine months ended September 30, 2005.

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	€ mn	€ mn	€ mn	€ mn
Numerator for basic earnings per share (net income)	794	468	3,508	1,970
Effect of dilutive securities	2	1	2	2

Numerator for diluted earnings per share (net income after assumed conversion)	796	469	3,510	1,972
Denominator for basic earnings per share (weighted-average shares excluding treasury shares held by the Allianz Group)	390,716,685	366,815,372	384,869,124	366,792,461
Potential dilutive securities	2,629,010	1,469,443	2,664,496	1,469,443
Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	393,345,695	368,284,815	387,533,620	368,261,904

	€	€	€	€
Basic earnings per share	2.03	1.28	9.11	5.37
Diluted earnings per share	2.02	1.27	9.06	5.35

The weighted average number of shares does not include 2,758,450 (2004: 17,926,289) treasury shares held by the Allianz Group for the nine months ended September 30, 2005. The potential settlement of the equity-linked borrowing has not been included in the calculation of diluted earnings per share as it is anti-dilutive.

34 Subsequent events

Merger of Allianz AG and RAS and conversion to SE

On September 11, 2005, Allianz AG and Riunione Adriatica di Sicurta S.p.A. (“RAS”) announced their intention to merge. On October 13, 2005, Consob, the Italian financial markets authority, approved Allianz AG’s tender offer document relating to the voluntary offer to purchase all ordinary and savings shares, it does not already own, of RAS. The offer period began on October 20, 2005. The acceptance period will close on November 23 and the payment date is expected for November 30, 2005.

The offer represents a preparatory step of a broad repositioning plan for the Allianz Group and its Italian operations, the general terms of which were approved by the boards of Allianz AG and RAS. The cornerstone of this repositioning plan is the ultimate merger of RAS into Allianz AG, with Allianz AG converting into a European Company (Societas Europaea or “SE”). Additionally, RAS will contribute its insurance and other financial services business, with the exception of the participations in certain foreign subsidiaries, to a newly incorporated, wholly owned Italian subsidiary that will continue the corporate name “RAS S.p.A.”.

Based on full acceptance of the voluntary tender offer, the cost of the entire transaction will be approximately € 5.7 billion. However, this amount may vary, depending upon the acceptance rate of the voluntary tender offer and the exchange ratio between Allianz AG shares and RAS ordinary and savings shares, which will be determined in mid-December 2005.

Approximately € 2.2 billion, in aggregate, was secured in the third quarter 2005 from equity-based financing and an equity-linked borrowing. In this context, approximately € 1.1 billion was placed out of authorized capital without pre-emptive rights and a € 1.1 billion equity-linked borrowing was executed with a variable redemption amount linked to the share price of Allianz AG, which can be settled, at the Allianz Group’s option, in cash or 10.7 million Allianz AG shares. The remaining amount will be financed through internal funds, as well as hybrid debt and senior debt.

Hurricane Wilma

As a result of hurricane Wilma in October 2005, the Allianz Group currently estimates its loss, net of reinsurance, at approximately € 124 mn. The Allianz Group will continue to monitor this development through the fourth quarter 2005 and may make adjustments to this estimate accordingly.

Munich, November 11, 2005

Allianz Aktiengesellschaft

The Board of Management

Allianz AG

Koeniginstraße 28

D-80802 Munich

Telephone +49 89 38 00 00

Telefax +49 89 34 99 41

www.allianz.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2005

ALLIANZ AKTIENGESELLSCHAFT

By	/s/ Dr. Joerg Weber
Name:	Dr. Joerg Weber
Title:	Head of Group Management Reporting

By	/s/ Jonathan Wismer
Name:	Jonathan A. Wismer
Title:	Group Management Reporting